SCHEDULE 13D

CUSIP No. 26203D200
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DREYFUS MUNICIPAL BOND INFRASTRUCTURE FUND, INC.
(Name of Issuer)

VARIABLE RATE MUNI TERM PREFERRED SHARES
(Title of Class of Securities)

26203D200
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26203D200

1.	Names of Reporting Persons

Bank of America Corporation 56-0906609

2.	Check the Appropriate Box if a member of a Group (see instructions)

a.	_
b.	X

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒

6.	Citizenship or Place of Organization

Number of Shares
Beneficially Owned by Each Reporting Person With:
Delaware

7.	Sole Voting Power:

8.	Shared Voting Power: 500

9.	Sole Dispositive Power:

10.	Shared Dispositive Power: 500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions)

HC

SCHEDULE 13D

CUSIP No. 26203D200
1.	Names of Reporting Persons

Banc of America Preferred Funding Corporation 75-2939570

2.	Check the Appropriate Box if a member of a Group (see instructions)

a.	_
b.	X

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).

6.	Citizenship or Place of Organization

Number of Shares
Beneficially Owned by Each Reporting Person With:
Delaware

7.	Sole Voting Power:

8.	Shared Voting Power: 500

9.	Sole Dispositive Power:

10.	Shared Dispositive Power: 500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions)

CO

Item 1                          Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of variable rate muni term preferred shares (“VMTP Shares”) of Dreyfus Municipal Bond Infrastructure Fund, Inc. (the “Issuer” or the “Company”).  This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of VMTP Shares by BAPFC (as defined below).  The Issuer’s principal executive offices are located at 200 Park Avenue, New York, NY 10166.

Item 2                          Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Bank of America Corporation (“BAC”)

ii.	Banc of America Preferred Funding Corporation (“BAPFC”)

This Statement relates to the VMTP Shares that were purchased for the account of BAPFC.

The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:

214 North Tryon Street
Charlotte, North Carolina 28255

BAC and its subsidiaries provide diversified global financial services and products.  The principal business of BAPFC is to make investments and provide loans to clients.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3                          Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $50,000,000.  The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4                          Purpose of the Transaction

BAPFC has purchased the VMTP Shares for investment purposes.  BAPFC acquired the VMTP Shares directly from the Company pursuant to a Purchase Agreement, dated July 29, 2013, between the Company and BAPFC (the “Purchase Agreement”) on their initial issuance for a purchase price of $50,000,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5                          Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VMTP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference.  With respect to the VMTP Shares owned by BAPFC, on July 29, 2013 BAPFC assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated July 29, 2013 among BAPFC, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”).  Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by BAPFC.  The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting.  The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.  BAPFC has the right to cause the Company to register the VMTP Shares pursuant to a Registration Rights Agreement, dated July 29, 2013, between the Company and BAPFC.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement
99.2	Limited Power of Attorney
99.3	Voting Trust Agreement
99.4	Registration Rights Agreement
99.5	Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2013

BANK OF AMERICA CORPORATION

By:  /s/  Michael Didovic
Name:  Michael Didovic
Title:  Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:  /s/  Edward Curland
Name:  Edward Curland
Title:  Authorized Signatory

LIST OF EXHIBITS

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement
99.2	Limited Power of Attorney
99.3	Voting Trust Agreement
99.4	Registration Rights Agreement
99.5	Purchase Agreement

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation
David C. Darnell	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation
Terrence P. Laughlin	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Gary G. Lynch	Global General Counsel and Head of Compliance and Regulatory Relations	Global General Counsel and Head of Compliance and Regulatory Relations of Bank of America Corporation
Thomas K. Montag	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation
Bruce R. Thompson	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Sharon L. Allen	Director	Former Chairman of Deloitte LLP
Mukesh D. Ambani1	Director	Chairman and Managing Director of Reliance Industries Ltd.
Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System
Jack O. Bovender, Jr.	Director	Former Chairman and Chief Executive Officer of HCA Inc.
Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation
Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company
Arnold W. Donald	Director	Former Chairman and Chief Executive Officer of Merisant Co.
Charles K. Gifford	Director	Former Chairman of Bank of America Corporation
Charles O. Holliday, Jr.	Chairman of the Board	Chairman of the Board of Bank of America Corporation
Linda P. Hudson	Director	President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Chief Executive Officer & Chair of the Board of ImpreMedia, LLC
Thomas J. May	Director	President and Chief Executive Officer of Northeast Utilities
Lionel L. Nowell, III	Director	Former Treasurer of PepsiCo Inc.
Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation
Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group
Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley
R. David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp

1  Mr Ambani is a citizen of India.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation
John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Bank of America, N.A.
Margaret Scopelianos	Director and Managing Director	Managing Director, Public Sector Banking Executive of Bank of America, National Association
Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.
Edward H. Curland	Director and Managing Director	Managing Director, Municipal Markets Executive for Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.
David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.
James E. Nacos	Managing Director	Managing Director, Municipal Markets Senior Trader of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.
Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.
Philip Fischer	Director	Managing Partner of eBooleant Consulting, LLC

Schedule II

BANA MAS Censure

The Monetary Authority of Singapore (“MAS”) took administrative action against Bank of America, National Association (Singapore Branch) (“BANA Singapore”) and eighteen other banks in the market for deficiencies in governance, risk management, internal controls, and surveillance systems from 2007 to 2011 related to the submission processes for Singapore dollar interest rate benchmarks – specifically, SIBOR and SOR – and Foreign Exchange spot benchmarks in four emerging market Asian currencies (“ABS Benchmarks”).  In addition, the MAS determined BANA Singapore personnel engaged in electronic communications in which they initiated, received, acknowledged, or relayed requests to improperly influence submissions for certain of the above-referenced ABS Benchmarks.  The MAS stated it had not made the finding that the ABS Benchmarks had been manipulated by any of the nineteen banks subject to its order, but found that the action of the BANA Singapore (and other banks’) personnel reflected a lack of professional conduct and integrity.  The MAS is requiring BANA Singapore to adopt measures to address the deficiencies, report its progress in addressing these deficiencies on a quarterly basis, and conduct independent reviews to ensure the robustness of the remedial measures.  BANA Singapore was not fined, but instead was required to post with the MAS for one year a statutory reserve of 700 million Singapore dollars (approximately US$551 million) which is refundable upon satisfaction of the MAS’s order on remedial measures.

Massachusetts Securities Division 144A Securities

The Massachusetts Securities Division (Division) alleged that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) violated Sections 204(a)(2)(G) and 204(a)(2)(J) of the Massachusetts Uniform Securities Act (“Act”) in connection with the sale of unregistered securities by MLPF&S to two Massachusetts cooperative banks and their subsidiaries.  On April 18, 2013, without admitting or denying the allegations, MLPF&S entered into a settlement with the Division, in which it agreed to permanently cease and desist from violating the Act and to pay a civil penalty in the amount of $250,000.  MLPF&S also represented that it had entered into separate independent settlement agreements with the banks, pursuant to civil actions.

MLPF&S BondMarket Matter

MLPF&S’s proprietary bond market order execution system had a flawed pricing logic, with respect to non-convertible preferred securities, that only incorporated the quotations from the two primary exchanges where the securities were listed.  As a result, in instances where there was a better price on a market other than the primary listing exchange, the firm systematically executed transactions in non-convertible preferred securities with its customer on its proprietary order execution system at prices inferior to the national best bid or offer (NBBO).  In 12,259 transactions for or with a customer, the firm thus failed to use reasonable diligence to ascertain the best inter-dealer market and failed to buy or sell in such market so that the resultant price to its customer was as favorable as possible under prevailing market conditions.  The firm failed to establish and maintain a supervisory system, including written supervisory procedures (WSPs) reasonably designed to ensure compliance with the firm’s best execution obligations for transactions in non-convertible preferred securities executed on its order execution system.  The firm’s supervisory system was deficient in that it failed to perform any post execution review of non-convertible preferred transactions executed on its system to ensure compliance with its best execution obligations despite the fact it received several inquiry letters from FINRA regarding the relevant conduct.  Although the firm took some remedial measures intended to address issues raised by FINRA, it failed to identify the flawed pricing logic until a later date.  Approximately 2,200 transactions were identified on FINRA’s best execution report cards available to the firm for over three years.  Despite these red flags, the firm failed to perform any meaningful supervisory review for best execution of non-convertible preferred transactions executed on its proprietary system.  The firm’s WSPs were not adequate for almost three years in that they did not describe the supervisory steps to be taken by the person responsible for a best execution supervisory review of non-convertible preferred transactions executed on its proprietary system.  For two years, the firm’s WSPs did not provide for the person or persons responsible for ensuring compliance with the applicable rules; a statement of the supervisory steps to be taken by that person; a statement as to how often such person should take such steps; and a statement as to how the completion of supervisory reviews should be documented.  On April 2, 2013, without admitting or denying the findings, the firm consented to the described sanctions and to the entry of findings; therefore, the firm is censured, fined $1,050,000.00, required to revise its WSPs regarding supervisory procedures to be followed by the person responsible for best execution of non-convertible preferred transactions executed on its proprietary order execution system within 30 business days of acceptance of this AWC by the NAC, and to pay restitution of $323,950.04, plus interest, in connection with the 12,259 transactions.  a registered firm principal shall submit satisfactory proof of payment of the restitution, or of reasonable and documented efforts undertaken to effect restitution to FINRA no later than 120 days after acceptance of this AWC.  Any undistributed restitution and interest shall be forwarded to the appropriate escheat, unclaimed property or abandoned property fund for the state in which the customer last resided.

Cal PSA Matter

MLPF&S and Banc of America Securities LLC, which was consolidated into MLPF&S, were members of a municipal securities association which requested that its members make underwriting assessment payments of $0.01 per bond, and later $0.02 per bond, when they participated in bond issuances in California of more than $2 million in issue size with more than two years to maturity.  The municipal securities association’s mission was to keep its members informed of legislative and regulatory developments affecting the municipal securities industry and to provide a forum through which the municipal securities industry could review and respond to these developments.  The association billed its members on the per-bond basis, regardless of whether there was any direct relationship between that bond issuance and the association’s activities, and regardless of whether the association provided any services required for the underwriting.  The firms paid the association a total of $387,455.62 for participating in the underwriting of approximately 252 applicable transactions.  The firm obtained reimbursement for the voluntary payments from the proceeds of municipal and state bond offerings which was unfair.  The assessments did not have a direct relationship to any activities conducted with respect to each bond offering.  The firm was not required by any statute or regulations to be a member of the association yet treated its assessments as an expense of each transaction and requested and received reimbursement of the payments from the proceeds of each bond offering.  The firm listed the underwriting assessments as expenses of the underwriting but its requests for reimbursement were not fair because they were not accompanied by adequate disclosure to issuers.  The firm’s practices resulted in the expenditure of the proceeds of municipal and state bond offerings to an organization engaged in political activities.  In response to a request from the Treasurer of the State of California, the firms have returned $100,255.58 to multiple issuers as a refund for the underwriting assessments reimbursed from offering proceeds.  The firms failed to adopt, maintain and enforce written supervisory procedures (WSPs) reasonably designed to ensure compliance with MSRB Rule G-17 as it relates to the conduct described here.  The firms failed to establish reasonable procedures for reviewing and disclosing expenses for municipal securities associations for which it requested reimbursement from the proceeds of municipal and state offerings, and for ensuring that those requests were fair and adequate.  The firms also failed to adopt, maintain and enforce adequate systems and WSPs reasonably designed to monitor how the municipal securities associations to which it belonged used the funds that the firm provided.  Adequate policies and procedures were especially necessary in light of one association’s engagement in political activities.  On December 27, 2012, without admitting or denying the findings, MLPF&S consented to the described sanctions and to the entry of findings; therefore, the firm is censured and fined $787,000 for MSRB rule violations and ordered to pay $287,200.04 in restitution and to submit satisfactory proof of payment of restitution or of reasonable documented efforts to effect restitution to the issuers located in California to which the firm has not yet provided restitution.

ICE Futures U.S. Settlement

The Business Conduct Committee of ICE Futures U.S., Inc. determined that Applicant may have violated Exchange Rule 6.13(a) on February 2 and 3, 2011 by maintaining a short position in Cotton No. 2 for a corporate affiliate which exceeded the net 5,000 futures equivalent all months position limit.  On August 22, 2012, without admitting or denying the violation of any Exchange Rules, the Applicant agreed to pay a fine of $25,000 and to cease and desist from future violations of Exchange Rule 6.13(a).

Global Mortgage Settlement

On March 12, 2012, the Department of Justice and the Attorneys General of 49 states and the District of Columbia filed a complaint (“Complaint”) and consent judgment against Bank of America Corporation, Bank of America, N.A., BAC Home Loans Servicing, LP f/k/a Countrywide Home Loans Services, LP, Countrywide Home Loans, Inc., Countrywide Financial Corporation, Countrywide Mortgage Ventures, LLC, and/or Countrywide Bank, FSB (together, “Bank of America” and the “Defendants”) and other major mortgage servicers to settle a number of related investigations into residential loan servicing and origination practices (the “Settlement”).  The Complaint alleged the Defendant’s misconduct related to its origination and servicing of single family residential mortgages caused the Defendants to have violated, among other laws, the Unfair and Deceptive Acts and Practices laws of the plaintiff States, the False Claims Act, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, the Servicemembers Civil Relief Act, and the Bankruptcy Code and Federal Rules of Bankruptcy Procedure.  On April 5, 2012, the U.S. District Court for the District of Columbia approved the Settlement by entering the consent judgment.  As a result of the settlement, Bank of America Corporation and/or its affiliated entities shall pay or cause to be paid into an interest bearing escrow account to be established for this purpose the sum of $2,382,415,075, which sum shall be added to funds being paid by other institutions resolving claims in this matter and according to certain criteria established in the settlement.  Up to $120 million of this amount may be treated as a civil penalty.  In addition, Bank of America shall provide $7,626,200,000 of relief to consumers who meet certain eligibility criteria relating to servicing of loans.  The additional servicing and origination standards include the development of new or enhanced programs to provide borrower assistance, the development of proprietary programs to provide expanded mortgage modification solutions, including the broader use of principal reductions if permitted by the mortgage investor, enhanced programs for unemployed, military service members and other customers with identified special situations, enhanced facilitation of short sales, and the offer of other assistance programs, such as deed-in-lieu of foreclosure and funds for families transitioning out of home ownership.  Also, Bank of America shall provide $948,000,000 to a new refinancing program for current consumers who meet other eligibility criteria.  The refinancing program is intended to expand refinancing opportunities or lower interest rates on Bank of America owned mortgages to provide reduced payments for many homeowners who are current on their payments but owe more than the current value of their homes.  Following finalization of the settlement terms, Bank of America will finalize its program enhancements and  provide additional details of eligibility requirements.  Bank of America consented to the entry of the Consent Judgment without admitting the allegations in the complaint other than those facts deemed necessary to jurisdiction.  Bank of America made its payment to the escrow agent on April 11, 2012.  The Settlement does not result in an injunction or any findings of violations of law.

BAC Foreclosure Practice Order

On April 13, 2011, the Board of Governors of the Federal Reserve System (“Federal Reserve”) issued a cease and desist consent order (“Consent Order”) against Bank of America Corporation (“BAC”).  The Consent Order makes no finding on any issues of fact or law or any explicit allegation concerning BAC.  The Consent Order describes a consent order that the Office of the Comptroller of the Currency (“OCC”) and Bank of America, N.A. (“BANA”), which is owned and controlled by BAC, entered into addressing areas of weakness identified by the OCC in mortgage loan servicing, loss mitigation, foreclosure activities, and related functions by BANA.  The Consent Order also states that the OCC’s findings raised concerns that BAC did not adequately assess the potential risks associated with such activities of BANA.  The Consent Order directs the board of directors of BAC to take appropriate steps to ensure that BANA complies with the OCC consent order.  The Consent Order requires BAC and its institution-affiliated parties to cease and desist and take specified affirmative action, including that BAC or its board:  (1) take steps to ensure BANA complies with the OCC order; (2) submit written plans to strengthen the board’s oversight of risk management, internal audit, and compliance programs concerning certain mortgage loan servicing, loss mitigation, and foreclosure activities conducted through BANA; and (3) periodically submit written progress reports detailing the form and manner of all actions taken to secure compliance with the Consent Order.  BAC submitted an offer of settlement to the Federal Reserve.  In the offer of settlement, BAC agreed to consent to the entry of the Consent Order, without the Consent Order constituting an admission by BAC or any of its subsidiaries of any allegation made or implied by the Federal Reserve in connection with the matter.

BANA Foreclosure Practice Order

On April 13, 2011, the OCC issued a cease and desist consent order (“Order”) against BANA.  The Order identified certain deficiencies and unsafe or unsound practices in residential mortgage servicing and in BANA’s initiation and handling of foreclosure proceedings.  The Order finds that in connection with certain foreclosures of loans in it is residential servicing portfolio, BANA; (a) filed or caused to be filed in courts executed affidavits making various assertions that were not based on the affiants’ personal knowledge or review of relevant books and records; (b) filed or caused to be filed in courts numerous affidavits or other mortgage-related documents that were not properly notarized; (c) litigated foreclosure proceedings and initiated non-judicial foreclosure proceedings without always ensuring that the promissory note or the mortgage document was properly endorsed or assigned and, if necessary, in the possession of the appropriate party at the appropriate time; (d) failed to devote sufficient resources to ensure proper administration of its foreclosure processes; (e) failed to devote to its foreclosure processes adequate oversight, internal controls, policies and procedures, compliance risk management, internal audit, third party management and training; and (f) failed to sufficiently oversee third-party providers handing foreclosure-related services.  The Order requires that BANA cease and desist such practices and requires BANA’s Board to maintain a Compliance Committee that is responsible for monitoring and coordinating BANA’s compliance with the Order.  The Order provides for BANA to: (a) submit a comprehensive action plan that includes a compliance program, third-party management policies and procedures, controls and oversight of BANA’s activities with respect to the Mortgage Electronic Registration System and compliance with MERSCORP’s membership rules, terms, and conditions; (b) retain an independent consultant to conduct an independent review of residential foreclosure actions regarding individual borrowers; (c) plan for operation of management information systems; (d) submit a plan for effective coordination of communications with borrowers related to loss mitigation or loan modification and foreclosure activities; (e) conduct an assessment of BANA’s risks in mortgage servicing operations; and (f) submit periodic written progress reports detailing the form and manner of all actions taken to secure compliance with the Order.  BANA submitted an offer of settlement to the OCC.  In the offer of settlement, BANA agreed to consent to the entry of the Order, without admitting or denying any wrongdoing.

Gail Cahaly, et al. v. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Benistar Property Exchange Trust Co., Inc.(“Benistar”), et al. (Massachusetts Superior Court, Suffolk County, MA)

Plaintiffs alleged that Merrill Lynch aided and abetted a fraud, violation of a consumer protection law, and breach of fiduciary duty allegedly perpetrated by Benistar, a former Merrill Lynch client, in connection with trading in the client's account.  During the proceedings, plaintiff also made allegations that Merrill Lynch engaged in sanctionable conduct in connection with the discovery process and the trial.  In 2002, following a trial, a jury rendered a verdict for plaintiffs.  Thereafter, the Court granted Merrill Lynch’s motion to vacate and plaintiffs’ motion for a new trial.  On June 25, 2009, following a retrial, the jury found in plaintiffs’ favor.  On January 11, 2011, the Court entered rulings denying plaintiffs’ motion for sanctions and punitive damages, awarding certain plaintiffs consequential damages, and awarding attorneys’ fees and costs.  On February 7, 2011, the Court issued final judgment requiring Merrill Lynch to pay $9,669,443.58 in consequential and compensatory damage plus statutory interest, and $8,700,000 in attorneys’ fees and costs; but denying plaintiffs’ requests for punitive damages and sanctions.  The client, a co-defendant, filed a notice of appeal on or about January 19, 2011.  Plaintiffs and Applicant also appealed.  While the appeals were pending, on December 26, 2012, Plaintiffs and Applicant agreed to settle for $22,500,000.

BAC Muni Derivative Settlement

The Federal Reserve reviewed certain activities related to various types of anti-competitive activity by certain employees of BAC in conjunction with the sale of certain derivative financial products to municipalities and non-profit organizations variously between 1998 and 2003.  Following the review, BAC and the Federal Reserve entered into a Formal Written Agreement on December 6, 2010, to ensure that BAC proactively and appropriately manages its compliance risk related to certain competitively bid transactions. In addition, BAC agreed to submit a written plan to strengthen BAC’s compliance risk management program regarding those same competitively bid transactions, and to promptly implement that plan once it is approved by the Federal Reserve Bank of Richmond.

BANA Muni Derivative Settlement

The OCC reviewed certain activities related to the participation of certain employees of BANA in the sale of certain derivative financial products to municipalities and non-profit organizations, and found information indicating that certain BANA employees engaged in illegal bidding activity related to the sale of those derivative financial products variously between 1998 and January 2004.  Following the review, BANA and the OCC entered into a Formal Written Agreement on December 7, 2010, to ensure that BANA proactively and appropriately manages its compliance risk related to various competitively bid transactions, including those related to derivative financial products to municipalities and non-profit organizations.

In addition, BANA agreed to do a formal assessment of all business lines that engage in certain types of competitively bid transactions, to complete a formal evaluation of the operational policies and procedures applicable to such businesses to ensure that adequate policies and procedures exist to ensure compliance with safe and sound banking practices, law, and regulations related to the competitively bid transactions, and to develop an internal training program to ensure compliance with all laws and regulations related to competitively bid transactions.  Upon approval by the OCC, BANA must immediately begin to implement the policies, procedures and programs called for by the Agreement.  Finally, BANA agreed to pay unjust enrichment in the amount of $9,217,218 to certain counterparties indentified by the OCC.

Merrill Lynch (as successor to BAS) Muni Derivative Settlement

On December 7, 2010, the Securities and Exchange Commission (“SEC”) issued an administrative and cease-and-desist order (the “Order”) finding that Banc of America Securities LLC (“BAS”) (which was merged with and into Merrill Lynch on November 1, 2010) willfully violated Section 15(c)(1)(A) of the Securities Exchange Act of 1934 when certain employees participated in improper bidding practices involving the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products during the period 1998-2002.  The Order censured BAS, ordered BAS to cease and desist from committing or causing such violations and future violations, and ordered BAS to pay disgorgement plus prejudgment interest in the amount of $36,096,442.00.  BAS consented to the Order without admitting or denying the SEC’s findings.

Merrill Lynch 529 Plan AWC

On November 23, 2010, the Financial Industry Regulatory Authority (“FINRA”) alleged that Merrill Lynch violated MSRB Rule G-27 in that during the period January 2002 to February 2007, Merrill Lynch required registered representatives to consider potential state tax benefits offered by a state in which a client resides as a factor when recommending a client invest in a 529 plan. But Merrill Lynch’s written supervisory procedures did not require supervisors to document reviews to determine if registered representatives had in fact considered potential state tax benefits when recommending a client invest in a 529 plan.  As a result, Merrill Lynch did not have effective procedures relating to documenting its suitability determinations in connection with the sale of 529 plans.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and required within 60 days of execution of this Acceptance, Waiver and Consent (“AWC”) to distribute a stand-alone letter acceptable to FINRA to each current customer who resided in a state that offered 529-related state tax benefits at the time the customer opened an advisor-sold specific 529 plan account at Merrill Lynch from June 2002 through February 2007; the letter will instruct the customers to call a designated Merrill Lynch phone number with inquiries, concerns or complaints regarding their 529 investment.  The designated number will be available for 120 days after which the number will contain a recorded message to contact Merrill Lynch’s college plan services area.  If requested within 180 days of mailing of the 529 letter, Merrill Lynch will assist in transferring or rolling-over any customer's investment in the specific plan into a 529 plan of the customer's choice within his/her home state, regardless of whether Merrill Lynch currently offers such 529 plan, with Merrill Lynch waiving any and all client fees, costs in connection with the sale, transfer, or roll-over of the specific plan; and/or any and all client fees, costs due to Merrill Lynch in connection with the initial purchase of a 529 plan within the customer's home state using the proceeds of the specific plan. Merrill Lynch shall provide FINRA semi-annually or upon FINRA’s request, until December 31, 2011, a report describing each oral/written inquiry, concern or complaint received through the designated number or any written complaint otherwise received by Merrill Lynch concerning the specific plan from the 529 letter recipients, along with a description of how Merrill Lynch addressed or resolved the inquiries, concerns or complaints of each such customer.

Merrill Lynch (as successor to BAI) Massachusetts Consent

On November 17, 2010, the Commonwealth of Massachusetts Securities Division alleged that two employees of Banc of America Investment Services, Inc. (“BAI”) (which merged with and into Merrill Lynch on 10/23/2009) sold Fannie Mae and Freddie Mac federal agency step-up bonds to an investor and that they did not describe the bonds accurately.  The state regulator alleged that BAI failed to supervise the conduct in violation of M.G.L. C.110a § 204(a)(2)(g).  Only BAI was named as a respondent in the consent order.   On November 16, 2010, BAI submitted an offer of settlement, without admitting or denying the facts and without an adjudication of any issue of law or fact, and consented to the entry of the consent order.  BAI agreed to a fine of $100,000, to cease and desist, and to an undertaking to retain an independent compliance consultant and impose heightened supervision on a representative.

Merrill Lynch FINRA UIT AWC

On August 18, 2010, FINRA alleged that Merrill Lynch violated NASD Rules 2110, 2210, 3010--in that   Merrill Lynch failed to establish, maintain and enforce a supervisory system and written supervisory procedures reasonably designed to achieve compliance with its obligations to apply sales charge discounts to all eligible Unit Investment Trust (“UIT”) purchases.  Merrill Lynch relied on its brokers to ensure that customers received appropriate UIT sales charge discounts, despite the fact that Merrill Lynch failed to appropriately inform and train brokers and their supervisors about such discounts.  Merrill Lynch’s written supervisory procedures had little or no information or guidance regarding UIT sales charge discounts.  Once Merrill Lynch established procedures addressing UIT sales charges discounts, they were inaccurate and conflicting.  Merrill Lynch's written supervisory procedures incorrectly stated that a discount would not apply when a client liquidates an existing UIT position and uses the proceeds to purchase a different UIT.  Merrill Lynch’s procedures lacked substantive guidelines, instructions, policies, or steps for brokers or their supervisors to follow to determine if a customer's UIT purchase qualified for and received a sales charge discount.  As a result of the defective procedures, Merrill Lynch failed to provide eligible customers with appropriate discounts on both UIT rollover and breakpoint purchases.  Merrill Lynch failed to identify and appropriately apply sales charge discounts in transactions reviewed in a sample of customer purchases in certain top selling UITS.  As a result, Merrill Lynch overcharged customers in this sample approximately $123,000.  Following FINRA's publication of a settlement with another firm concerning UIT transactions and independent of FINRA's pending inquiry, Merrill Lynch analyzed its application of sales charge discounts to UIT transactions.  As a result of the review, Merrill Lynch identified customers that were overcharged when purchasing UITs through Merrill Lynch and in accordance with the undertakings set forth below, will remediate those customers more than $2 million in overcharges.  Merrill Lynch approved for distribution inaccurate and misleading UIT sales literature and provided this UIT presentation for brokers to use with clients.  This presentation was subject to the content standards set forth in NASD Rule 2210(d) and violated those standards.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and agrees to provide remediation to customers who, during the relevant period, purchased UITs and qualified for, but did not receive, the applicable sales charge discount.  Within 90 days of the effective date of this AWC, Merrill Lynch submitted to FINRA a proposed plan of how it will identify and compensate customers who qualified for, but did not receive, the applicable UIT sales charge discounts.  The date that FINRA notifies Merrill Lynch that it does not object to the plan shall be called the notice date.  In the event FINRA does object to the plan, Merrill Lynch will have an opportunity to address FINRA's objections and resubmit the plan within 30 days.  A failure to resubmit to FINRA a plan that is reasonably designed to meet the specific requirements and general purpose of the undertaking will be a violation of the terms of the AWC.  Merrill Lynch shall complete the remediation process within 180 days from the notice date.  Within 210 days of the notice date, Merrill Lynch will submit to FINRA a schedule of all customers identified during Merrill Lynch’s review as not having received an appropriate sales charge discount.  The schedule shall include details of the qualifying purchases and the appropriate discount and total dollar amounts of restitution provided to each customer.  Also within 210 days from the notice date, Merrill Lynch will submit to FINRA a report that explains how Merrill Lynch corrected its UIT systems and procedures and the results of Merrill Lynch’s implementation of its plan to identify and compensate qualifying customers including the amounts and manner of all restitution paid.

Merrill Lynch NASDAQ Settlement

On June 29, 2010, the NASDAQ Stock Market (“NASDAQ”) alleged that Merrill Lynch violated NASDAQ RULES 2110, 3010 in that  Merrill Lynch's supervisory system and written supervisory procedures were not reasonably designed to achieve compliance with applicable securities laws and regulations (including NASD notice to members 04-66) and NASDAQ rules concerning the prevention of erroneous orders and transactions and frivolous clearly erroneous transaction complaints.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $10,000 and required to revise its written supervisory procedures regarding compliance with NASD Notice to Members 04-66 within 30 business days of acceptance of this AWC by the NASDAQ review council.

BAC ML&Co. Proxy Rule Settlement

The SEC alleged that BAC violated the federal proxy rules by failing to disclose information concerning Merrill Lynch & Co., Inc.’s (“ML&Co.”) known and estimated losses in the fourth quarter of 2008 prior to the shareholder vote on December 5, 2008 to approve the merger between the two companies.  In addition, the SEC alleged that Bank of America Corporation (the “Corporation”) violated Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 thereunder by failing to disclose in the Corporation’s joint proxy statement filed on November 3, 2008 the incentive compensation that Merrill Lynch & Co., Inc. could, in its discretion, award to its employees prior to completion of its merger with the Corporation. On February 24, 2010, a final judgment (the “Final Judgment”) was entered by the U.S. District Court for the Southern District of New York in both matters.  Under the terms of the Final Judgment, BAC agreed to pay $1 in disgorgement and a $150 million civil penalty to be distributed to shareholders as part of the SEC’s Fair Funds Program at a later date in accordance with further order of the court.  In addition, as part of the Final Judgment, BAC agreed, for a period of three years, to comply with and maintain certain requirements related to BAC’s corporate governance and disclosure practices.

Merrill Lynch CBOE Decision and Order of Offer of Settlement

On April 13, 2010, the Chicago Board of Options Exchange (“CBOE”) censured and fined Merrill Lynch $150,000.  In addition, the BCC ordered an undertaking requiring Merrill Lynch to provide the Exchange with a certification within thirty (30) days of the issuance of the decision in this matter that Merrill Lynch has corrected the systems problems leading to this case, that all information reported to the Exchange in accordance with Rule 4.13(a) is accurate and is being submitted on a timely basis, and that respondent immediately notify the Exchange of any inaccuracies in any reports submitted pursuant to rule 4.13(a).  During all relevant periods herein, Exchange members were required to submit to the large options position report all customer positions, which numbered 200 contracts or more in any single option class listed on the Exchange on the same side of the market along with their customer's name, address, and social security number or tax identification number.  Merrill Lynch failed to properly submit all required account information for approximately 1,346 accounts to the large options position report. (CBOE Rule 4.13(a) - reports related to position limits.)

Merrill Lynch Client Associate Registration Settlement

In September 2009, Merrill Lynch reached agreements in principle and final administrative settlements with the Texas State Securities Board and various state securities regulators relating to the state registration of sales assistants known as Client Associates.  Without admitting or denying wrongdoing, Merrill Lynch agreed to certain undertakings and regulatory sanctions including reprimand or censure, agreement to cease and desist sales of securities through persons not registered with the states, payments of fines, penalties and other monetary sanctions (including past registration fees) of $26,563,094.50 to be divided amongst the 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and payment of $25,000 to the North American Securities Administrators Association.

Merrill Lynch, BAI and BAS Auction Rate Securities Settlements

In August 2008, Merrill Lynch, BAS and BAI each reached certain agreements in principal with the Office of the New York State Attorney General, the Massachusetts Securities Division, various state securities regulators, and the staff of the SEC (the “ARS Settlements”) relating to auction rate securities (“ARS”).  As the result of the mergers of BAI with and into Merrill Lynch on October 23, 2009 and BAS with and into Merrill Lynch on November 1, 2010, Merrill Lynch assumed the liabilities of BAI and BAS in this matter.  Without admitting or denying wrongdoing, each of the aforementioned entities has agreed to, pursuant to the terms of each settlement to which it is a party, among others, repurchase ARS at par value (plus any accrued but unpaid interest or dividends) from certain eligible customers, use best efforts to provide liquidity solutions for institutional holders of ARS, participate in a special arbitration process to the extent that eligible customers believe they had a claim for consequential damages, refund certain refinancing fees related to ARS, pay a civil money penalty and compensate other eligible customers who purchased ARS and sold them at a loss.  Each of Merrill Lynch, BAS and BAI has substantially completed the purchase of those ARS.  BAI and BAS also agreed to pay a total civil penalty of $50,000,000 that will be distributed among the states and U.S. territories that enter into administrative or civil consent orders related to ARS.  Merrill Lynch agreed to pay a $125,000,000.00 civil penalty to be distributed similarly.

BAI Representative Supervision Settlement

On October 22, 2009, the SEC alleged that BAI failed reasonably to supervise a former registered representative who converted certain customer funds, with a view to preventing and detecting violations of Federal securities laws, as required under Section 15(B)(4)(E) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Without admitting or denying the allegations, BAI agreed to enter into a settlement with the SEC, paid a civil money penalty in the amount of $150,000, and to comply with certain undertakings. Such undertakings include retaining an independent consultant to review and evaluate the effectiveness of BAI's supervisory and compliance systems, policies, and procedures concerning the following: (1) review of customer accounts and securities transactions; and (2) periodic compliance inspections. BAI has undertaken to adopt, implement, and maintain all policies, procedures, and practices recommended by the independent consultant. Notwithstanding the settlement with the SEC, BAI has identified the customers whose funds were converted by the former BAI registered representative, and has reimbursed them in full.

Merrill Lynch Squawk Box Settlement

On March 11, 2009, without admitting or denying the SEC’s findings, Merrill Lynch consented to the entry of an administrative SEC order that (1) finds violations of Section 15(f) of the Exchange Act and Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”) for allegedly failing to maintain written policies and procedures reasonably designed to prevent the misuse of customer order information, (2) requires that Merrill Lynch cease and desist from committing or causing any future violations of the provisions charged, (3) censures Merrill Lynch, (4) imposes a $7,000,000 civil money penalty and (5) requires Merrill Lynch to comply with certain undertakings.

Merrill Lynch Consulting Services Settlement

On January 30, 2009, Merrill Lynch, without admitting or denying any findings of misconduct by the SEC, consented to the entry of an administrative order by the SEC (the “Order”) that (i) finds that Merrill Lynch violated Advisers Act Sections 204 and 206(2), and Rule 204-2(a)(14) thereunder; (ii) requires that Merrill Lynch cease and desist from committing or causing any violation or further violations of the provisions charged; (iii) censures Merrill Lynch pursuant to Advisers Act Section 203(e); and (iv) requires Merrill Lynch to pay a civil money penalty of $1 million.  The Order finds that Merrill Lynch, through its pension consulting services advisory program, breached its fiduciary duty to certain current and prospective pension fund clients by misrepresenting and omitting to disclose material information.

MLPF&S FINRA OATS/TRACE AWC

On September 24, 2008, FINRA alleged that Merrill Lynch violated SEC Rules 10B-10, 17A-3, 17A-4, 200(G) of Regulation SHO, NASD Rules 2110, 2320, 3010, 3110, 4632, 4632(a), 4632(a)(7)[formerly 6420(a)(8)], 6130, 6130(d), 6230(c)(6), 6230(e), 6620, 6620(f), 6955(a), Interpretative Material 2110-2, and MSRB Rule G-14 in that Merrill Lynch, in transactions for or with a customer, failed to use reasonable diligence to ascertain the best interdealer market and failed to buy or sell in such market so that the resultant price to its customers was as favorable as possible under prevailing market conditions; reported to the Order Audit Trail System (“OATS”) route or combined order/route reports that OATS was unable to link to the related order routed to SUPERMONTAGE or SELECTNET or corresponding new order submitted by the destination member firm due to inaccurate, incomplete or improperly formatted data; submitted to OATS Reportable Order Events (“ROES”) that were rejected by OATS for context or syntax errors and failed to repair them; failed to report to the Trade Reporting and Compliance Engine (“TRACE”) the correct contra-party identifier for transactions in TRACE-eligible securities; reported to trace transactions in TRACE-eligible securities it was not required to report; failed to contemporaneously or partially execute customer limit orders in NASDAQ securities after it traded each subject security for its own market-making account at a price that would have satisfied each customer's limit order;  failed to report, or timely report, to the NASDAQ Market Center (“NMC”) the cancellations of trades previously submitted to NASDAQ; incorrectly reported to the NMC the 2nd leg of "riskless" principal transactions in designated securities and incorrectly designated the capacity as "principal;" failed to report to the NMC the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity; failed to report to the NMC or the FINRA/NASDAQ Trade Reporting Facility (“FNTRF”) the correct symbol indicating whether transactions were buy, sell, sell short, sell short exempt or cross for transactions in reportable securities; failed to report to the NMC the correct execution time for transactions in reportable securities.  Merrill Lynch failed to report, or timely report to the OTC reporting facility the cancellations of trades previously submitted; transmitted to OATS reports that contained inaccurate, incomplete or improperly formatted data;  failed to provide written notification disclosing to its customers that transactions were executed at an average price; failed to provide written notification disclosing its executing capacity in a transaction.  Merrill Lynch failed to preserve for a period of not less than 3 years, the first 2 in an accessible place, brokerage order memoranda; in short sale order transactions, failed to properly mark the orders as short; incorrectly designated as ".W" to the FNTRF last sale reports of designated securities transactions; incorrectly reported to the FNTRF the 2nd leg of "riskless" principal transactions in designated securities because it incorrectly designated the capacity as "principal;" failed to report to the FNTRF last sale reports of transactions in designated securities; incorrectly designated as ".PRP" one last sale report; failed to report the cancellation of one trade previously submitted; failed to report the correct time of execution of a last sale report; reported the cancellation of one last sale report it was not required to; and failed to report to the FNTRF the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity.  Merrill Lynch’s supervisory system did not provide for supervision designed to achieve compliance re: TRACE, quality of markets, transaction reporting, short sales, OATS, etc.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch was censured, fined $242,500, and ordered to pay $11,358.65, plus interest, in restitution.  A registered principal of Merrill Lynch shall submit satisfactory proof of payment of the restitution, or of reasonable and documented efforts undertaken to effect restitution no later than 120 days after acceptance of this AWC.  Any undistributed restitution and interest shall be forwarded to the appropriate escheat, unclaimed property or abandoned property fund for the state in which the customer last resided.  Merrill Lynch shall revise its written supervisory procedures regarding TRACE, quality of markets, OATS receiving inter-firm route matching statistics, transaction reporting, short sales, short sales bid and tick test compliance, OATS clock synchronization, safe harbor compliance, recordkeeping, limit order protection, the one percent rule, three-quote rule, etc. within 30 business days of acceptance of this AWC by the NAC.  Within 90 days of acceptance of this AWC, Merrill Lynch’s Compliance Department and trading desks will develop a written plan to improve its compliance in trade reporting, OATS reporting and best execution over the 12 months following acceptance of this AWC; identify individuals responsible for overseeing supervision in these areas; and identify the resources needed to improve its compliance.  At the conclusion of the 12 months, Merrill Lynch's Chief Compliance Officer or designee and one other registered principal from one of the trading desks shall meet with FINRA representatives to describe Merrill Lynch's progress in these areas.

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

(a) Date: August [  ], 2013                BANK OF AMERICA CORP. /DE/
.

                                                            By:  /s/  Michael Didovic
Name:  Michael Didovic
 Title:  Attorney-in-fact

                                                           BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:  /s/ Edward Curland
Name:  Edward Curland
Title:  Authorized Signatory

Exhibit 99.2

LIMITED POWER OF ATTORNEY

BANK OF AMERICA CORPORATION, a Delaware corporation (the “Corporation”), does hereby irrevocably make, constitute, and appoint each of Michael Didovic and Geoff Rusnak as an attorney-in-fact for the Corporation acting for the Corporation and in the Corporation’s name, place and stead, for the Corporation’s use and benefit, to bind the Corporation by his execution of those agreements, forms and documents related specifically to Section 13 and Section 16 of the Securities Exchange Act of 1934.  Any documents executed by an attorney-in-fact in accordance with this Limited Power of Attorney shall fully bind and commit the Corporation and all other parties to such documents may rely upon the execution thereof by the attorney-in fact as if executed by the Corporation and as the true and lawful act of the Corporation.

This Limited Power of Attorney shall automatically terminate as to the authority of Michael Didovic and Geoff Rusnak upon such attorney-in-fact’s resignation or termination from or transfer out of the Compliance Department; however; any such termination shall have no impact on any document or instrument connected therewith executed by any attorney-in-fact named above for the Corporation prior to such termination.

IN WITNESS WHEREOF, this Power of Attorney has been executed and delivered by the Corporation to each Attorney-in-Fact on this 6th day of December, 2011.

BANK OF AMERICA CORPORATION

By:  /s/  Merrily S. Gerrish
Name:  Merrily S. Gerrish
Associate General Counsel and Assistant Secretary

(CORPORATE SEAL)

Exhibit 99.3

VOTING TRUST AGREEMENT

THIS VOTING TRUST AGREEMENT (this "Agreement") is made and entered into effective for all purposes and in all respects as of July 29, 2013 by and among Lord Securities Corporation, as trustee (the "Trustee" or any successor thereto), Banc of America Preferred Funding Corporation, a Delaware corporation, including its successors and assigns by operation of law ("PFC" or the "Purchaser") and Institutional Shareholder Services Inc. (the "Voting Consultant" or any successor thereto).

WHEREAS, the Purchaser is the legal and Beneficial Owner of up to 1,000 shares of Variable Rate Muni Term Preferred Shares ("VMTP Shares") of Dreyfus Municipal Bond Infrastructure Fund, Inc. (the "Fund") pursuant to the terms of the purchase agreement, dated as of July 29, 2013, by and between the Purchaser and the Fund (the "Purchase Agreement") as may be amended, supplemented or modified from time to time;

WHEREAS, the Purchaser desires to transfer and assign irrevocably to the Trustee, and the Trustee desires to accept such transfer and assignment of, the right to vote and consent for the Purchaser in connection with all of its voting and consent rights and responsibilities, as set forth in Section 1 below, as a Beneficial Owner of (i) VMTP Shares acquired by the Purchaser pursuant to the Purchase Agreement (such VMTP Shares, when owned by the Purchaser, the "Subject Shares") and (ii) any additional shares of VMTP Shares or preferred shares of any class or series of the Fund having voting powers of which an Affiliate of PFC is the Beneficial Owner or that the Purchaser becomes the Beneficial Owner of during the term of this Agreement (any such additional preferred shares of the Fund having voting powers being "Additional Shares" and when so acquired will become a part of the "Subject Shares" covered by this Agreement);

WHEREAS, the Voting Consultant shall analyze any matters requiring the owner of Subject Shares, to vote or consent in its capacity as an equity holder (whether at a meeting or via a consent solicitation), and shall provide a recommendation to the Trustee of how to vote or consent with respect to such voting or consent matters;

WHEREAS, the Voting Consultant and the Trustee are Independent of the Purchaser; and

WHEREAS, the parties hereto desire to set forth in writing their understandings and agreements.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally and equitably to be bound, hereby agree as follows:

1.           Creation of Trust

The Purchaser hereby irrevocably transfers and assigns to the Trustee, and the Trustee hereby accepts the transfer and assignment of, the right to vote and consent for the Purchaser in connection with all of its voting and consent rights and responsibilities as Beneficial Owner of the Subject Shares with respect to the following matters (collectively, the "Voting Matters"):

(a)           the election of the two members of the Board of Directors for which holders of VMTP Shares are exclusively entitled to vote under Section 18(a)(2)(C) of the Investment Company Act of 1940, as amended (the "1940 Act") and all other rights given to holders of VMTP Shares with respect to the election of the Board of Directors of the Fund;

(b)           the conversion of the Fund from a closed-end management investment company to an open-end fund, or to change the Fund's classification from diversified to non-diversified, each pursuant to Section 13(a)(1) of the 1940 Act (any of the foregoing, a "Conversion"), together with any additional voting or consent right under the Articles Supplementary and the Purchase Agreement that relates solely to any action or amendment to the Articles Supplementary that is so closely related to the Conversion that it would be impossible to give effect to the Conversion without implicating such additional voting or consent right; provided that any such additional voting or consent right shall not include any voting or consent right related to satisfying any additional term, condition or agreement which the Conversion is conditioned upon or subject to;

(c)                      the deviation from a policy in respect of concentration of investments in any particular industry or group of industries as recited in the Fund's registration statement, pursuant to Section 13(a)(3) of the 1940 Act (a "Deviation"), together with any additional voting or consent right under the Articles Supplementary and the Purchase Agreement that relates solely to any action or amendment to the Articles Supplementary that is so closely related to the Deviation that it would be impossible to give effect to the Deviation without implicating such additional voting or consent right; provided that any such additional voting or consent right shall not include any voting or consent right related to satisfying any additional term, condition or agreement which the Deviation is conditioned upon or subject to; and

(d)           borrowing money, issuing senior securities, underwriting securities issued by other Persons, purchasing or selling real estate or commodities or making loans to other Persons other than in accordance with the recitals of policy with respect thereto in the Fund's registration statement, pursuant to Section 13(a)(2) of the 1940 Act (and of the foregoing, a "Policy Change"), together with any additional voting or consent right under the Articles Supplementary and the Purchase Agreement that relates solely to any action or amendment to the Articles Supplementary that is so closely related to the Policy Change that it would be impossible to give effect to the Policy Change without implicating such additional voting or consent right; provided that any such additional voting or consent right shall not include any voting or consent right related to satisfying any additional term, condition or agreement which the Policy Change is conditioned upon or subject to.

In order to effect the transfer of voting and consent rights with respect to the Voting Matters, PFC hereby irrevocably appoints and constitutes, and will cause each of its Affiliates who are Beneficial Owners of any Subject Shares to irrevocably appoint and constitute, the Trustee as its attorney-in-fact and agrees, and agrees to cause each of such Affiliates, to grant the Trustee one or more irrevocable proxies with respect to the Voting Matters and further agrees to renew any such proxies that may lapse by their terms while the Subject Shares are still subject to the Voting Trust Agreement.

PFC will retain all other voting rights under the Related Documents and PFC, its Affiliates or designee will also be the registered owner of the VMTP Shares.  If any dividend or other distribution in respect of the Subject Shares is paid, such dividend or distribution will be paid directly to PFC or its Affiliate or designee owning such Subject Shares; provided, that, any Additional Shares will become part of the Subject Shares covered by this Agreement.

2.           Definitions

"Affiliate" means, with respect to a Person, (i) any other Person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such Person or (ii) any other Person who is a director, officer, employee or general partner (a) of such Person, (b) of any subsidiary or parent company of such Person or (c) of any Person described in clause (i) above.  For the purposes of this definition, "control" of a Person shall mean the power, direct or indirect, (x) to vote more than 25% of the securities having ordinary voting power for the election of directors of such Person or (y) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.  For the purpose of this Agreement, the term "Affiliate" includes a tender option bond trust of which the Purchaser and/or one or more of its Affiliates collectively own a majority of the residual interests.

"Articles Supplementary" means the Fund's Articles Supplementary Establishing and Fixing the Rights and Preferences of the Variable Rate Muni Term Preferred Shares.

"Beneficial Owner" means, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power which includes the power to vote, or to direct the voting of, securities and/or (ii) investment power which includes the power to dispose, or to direct the disposition of, securities.

"Board of Directors" means the Board of Directors of the Fund or any duly authorized committee thereof.

"Excluded Transfer" means any transfer of VMTP Shares (1) to a tender option bond trust in which the Purchaser and/or its Affiliates collectively own all of the residual interests, (2) in connection with a distribution in-kind to the holders of securities of or receipts representing an ownership interest in any tender option bond trust in which the Purchaser and/or its Affiliates collectively own all of the residual interests, (3) in connection with a repurchase financing transaction or (4) relating to a collateral pledge arrangement.

"Independent" means, as to any Person, any other Person who (i) does not have and is not committed to acquire any material direct or any material indirect financial interest in such Person, (ii) is not connected with such Person as an officer, employee, promoter, underwriter, partner, director or Person performing similar functions and (iii) is not otherwise subject to the undue influence or control of such other Person.  For purposes of this definition, no Person will fail to be Independent solely because such Person acts as a voting consultant or trustee in respect of property owned by another Person or its Affiliates pursuant to this Agreement or any other agreement.  With respect to item (i) above, "material direct or material indirect financial interest" means, (1) as to any Person, owning directly or indirectly (as principal for such Person's own account) at least 5% of any class of the outstanding equity or debt securities issued by any other Person or (2) with respect to a Person (the "Investor") owning directly or indirectly (as principal for the Investor's own account) outstanding equity or debt securities of any other Person in an amount at least equal to 5% of the total consolidated shareholders equity of the Investor (measured in accordance with U.S. generally accepted accounting principles).

"Person" means and includes an individual, a partnership, a corporation, a trust, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

Each capitalized term used herein and not otherwise defined herein shall have the meaning provided therefor (including by incorporation by reference) in the Articles Supplementary.

3.           Right to Transfer

The Purchaser shall have the right to sell or otherwise transfer the Subject Shares at any time in its sole discretion, subject to the transfer restrictions contained in Section 2.1 of the Purchase Agreement.  Upon the transfer of the Subject Shares by the Purchaser to any third party (other than a transfer to an Affiliate of the Purchaser in which case such Subject Shares shall remain subject to this Agreement) such Subject Shares shall no longer be subject to this Agreement; provided, however, in connection with an Excluded Transfer:

(a)           of the type specified in clause (1) of the definition of Excluded Transfer, the Subject Shares shall remain subject to this Agreement until such time as the Fund, upon the request of the Purchaser, enters into a voting arrangement satisfying Section 12(d)(1)(E)(iii) of the 1940 Act;

(b)           of the type specified in clauses (3) or (4) of the definition of Excluded Transfer, to the extent the Purchaser retains the right to vote or direct voting in connection with such transactions, the Subject Shares shall remain subject to this Agreement until such time as there is a default by the Purchaser under such repurchase transaction or collateral pledge arrangement; and

(c)           of the type specified in clauses (3) or (4) of the definition of Excluded Transfer, to the extent the Purchaser does not retain the right to vote or direct voting of such Subject Shares in such transactions, such transactions do not permit the removal of the Subject Shares' rights transferred to the Voting Trust pursuant to this Agreement within the first 60 days of closing of such transferee becoming the Beneficial Owner of such Subject Shares unless there is a default by the Purchaser under such repurchase transaction or collateral pledge arrangement.

4.           Trustee

(a)           Rights And Powers Of Trustee.  With respect to Subject Shares where the Purchaser is the Beneficial Owner, the Trustee shall, in person or by nominees, agents, attorneys-in-fact, or proxies, have the right and the obligation to exercise its discretion with respect to all Voting Matters requiring holders of VMTP Shares to vote or consent with respect to and including voting or consenting to any corporate or shareholder action of any kind whatsoever, subject to the terms of this Agreement.  The Trustee shall be obligated to vote any Voting Matter in accordance with the provisions of this Agreement.

(b)           Liability Of Trustee.  In exercising the rights and powers of the Trustee, the Trustee will exercise any rights and powers in the Trustee's best judgment; provided, however, the Trustee shall not be liable for any action taken by such Trustee or the Trustee's agent, except for liability arising from the Trustee's bad faith, wilful misconduct or gross negligence.  The Trustee shall not be required to give any bond or other security for the discharge of the Trustee's duties.

(c)           Resignation of and Successor Trustee.  The Trustee may at any time resign the Trustee's position as Trustee by delivering a resignation in writing to the Purchaser and the Voting Consultant to become effective 90 days after the date of such delivery, but in any event such notice shall not become effective prior to the acceptance of a successor Trustee.  The Trustee shall nominate a successor Trustee acceptable to the Purchaser, who shall have all rights, powers and obligations of the resigning Trustee as set forth in this Agreement, and all rights, powers and obligations of the resigning Trustee hereunder shall immediately terminate upon the acceptance by the successor Trustee of such nomination and the execution of this Agreement by the successor Trustee as "Trustee" hereunder.  No such resignation shall become effective until such time as a successor Trustee has been appointed and such appointment has been accepted.  The fact that any Trustee has resigned such Trustee's position as a Trustee shall not act, or be construed to act, as a release of any Subject Shares from the terms and provisions of this Agreement.

(d)           Removal.  The Trustee may be removed by the Purchaser upon 30 days prior written notice upon either (i) a material breach by the Trustee of its obligations hereunder or (ii) any action or inaction of the Trustee which constitutes bad faith, negligence or wilful misconduct in the performance of its obligations hereunder.

(e)           Independent.  The Trustee represents that it is Independent of PFC.

5.           Voting Consultant

(a)           Liability Of Voting Consultant.  In providing its voting recommendations on Voting Matters hereunder, the Voting Consultant will provide such recommendations in the Voting Consultant's best judgment with respect to the Voting Matters for the VMTP Shares; provided, however, the Voting Consultant shall not be liable for any action taken by such Voting Consultant or the Voting Consultant's agent, except for liability arising from the Voting Consultant's bad faith, wilful misconduct or gross negligence.  For the avoidance of doubt, the Voting Consultant's maximum liability shall be limited to an amount not to exceed the total amounts of the fees the Voting Consultant receives from the Purchaser under the Master Agreement in any one year period for any and all claims made within that one year period; provided that if a breach of Section 5(e) is determined to have occurred, the sole remedy shall be the immediate removal of the Voting Consultant by the Purchaser in the Purchaser's sole discretion and no monetary damages shall be due or payable.  In addition, the Voting Consultant shall not be liable for any action taken by the Trustee contrary to the recommendations provided by the Voting Consultant.

(b)           Resignation of and Successor Voting Consultant.  The Voting Consultant may at any time resign the Voting Consultant's position as Voting Consultant by delivering a resignation in writing to the Purchaser and to the Trustee to become effective 90 days after the date of such delivery.  Upon receipt of the Voting Consultant's written resignation, the Purchaser shall use commercially reasonable efforts to appoint a successor Voting Consultant which has been consented to by the Trustee, such consent not to be unreasonably withheld.  If the Voting Consultant shall resign but a successor Voting Consultant has not assumed all of the Voting Consultant's duties and obligations within 90 days of such resignation, the Voting Consultant may petition any court of competent jurisdiction for the appointment of a successor Voting Consultant.  No such resignation shall become effective until such time as a successor Voting Consultant has been appointed and such appointment has been accepted.

(c)           Removal.  The Voting Consultant may be removed by the Purchaser upon 30 days prior written notice upon either (i) a material breach by the Voting Consultant of its obligations hereunder or (ii) any action or inaction of the Voting Consultant which constitutes bad faith, gross negligence or wilful misconduct in the performance of its obligations hereunder.

(d)           Contract.  A separate contract, that certain Master Services Agreement No. (24828-001-001) by and between the Voting Consultant and the Purchaser, as may be amended from time to time with the prior written consent of the parties thereto (the "Master Agreement"), sets forth additional details, including fees, pursuant to which the Voting Consultant is providing the services contemplated hereunder.

(e)           Independent.  The Voting Consultant represents that it is Independent of PFC; provided, however, if the Voting Consultant becomes aware that the Voting Consultant is no longer Independent of the Purchaser, the Voting Consultant shall promptly, and in no event later than two Business Days after becoming aware, notify the Purchaser and shall abstain from making voting recommendations during any period of time during which the Voting Consultant is not Independent of the Purchaser.  If the Voting Consultant notifies the Purchaser that it is no longer Independent of the Purchaser, the Purchaser shall use commercially reasonable efforts to identify and appoint a replacement voting consultant.

6.           Amount of Subject Shares Notification

On any and each date that the Purchaser sells or otherwise transfers any Subject Shares to another Beneficial Owner, the Purchaser shall promptly notify the Trustee of such occurrence and the number of VMTP Shares that the Purchaser then owns.

7.           Voting Communications

The Purchaser shall notify the Trustee and the Voting Consultant as soon as possible, and in any event, not later than five Business Days after receipt of notice that a vote of the holders of VMTP Shares has been requested or permitted on any Voting Matter and the Purchaser shall, within such same time frame, forward any information sent to the Purchaser in connection with such vote to the Trustee and the Voting Consultant by Electronic Means.

The Voting Consultant shall analyze and provide a voting or consent recommendation to the Trustee with respect to each Voting Matter in respect of the Subject Shares.  The Trustee is obligated to act in accordance with the voting or consent recommendation made by the Voting Consultant in its voting or consent direction to the Purchaser.  In all Voting Matters, the Trustee shall use the proxies granted to it by the Purchaser to vote or consent the Subject Shares in accordance with the voting or consent recommendation made by the Voting Consultant and the Purchaser shall not exercise any voting or consent rights in such matters.

If the Voting Consultant fails to provide a voting or consent recommendation to the Trustee on or prior to the deadline for submission of such vote or consent, the Trustee shall not provide a vote or consent on behalf of the Purchaser on such deadline and shall provide notice of the failure to receive a voting or consent recommendation to the Purchaser and the Voting Consultant.

8.           Indemnification

(a)           Of the Trustee and the Voting Consultant.  The Purchaser shall indemnify and hold the Trustee and the Voting Consultant and such Trustee's and such Voting Consultant's agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, reasonable costs, reasonable expenses or disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever in connection with or growing out of (i) with respect to the Trustee, the administration of the voting trust created by this Agreement or (ii) with respect to the Trustee and the Voting Consultant, the exercise of any powers or the performance of any duties by the Trustee or the Voting Consultant as herein provided or contemplated, including, without limitation, any action taken or omitted to be taken, except, with respect to the Trustee and the Voting Consultant separately, such as may arise from the bad faith, willful misconduct or gross negligence of the Trustee or the Voting Consultant, respectively.  In no event shall the Purchaser be liable for special, incidental, indirect or consequential damages.

(b)           Of the Purchaser and the Voting Consultant.  The Trustee shall indemnify and hold the Purchaser and the Voting Consultant and the Purchaser's and the Voting Consultant's agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, reasonable costs, reasonable expenses or disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever in connection with or growing out of (i) with respect to the Purchaser, the administration of the voting trust created by this Agreement or (ii) with respect to the Purchaser and the Voting Consultant, the exercise of any powers or the performance of any duties by the Purchaser or the Voting Consultant as herein provided or contemplated, including, without limitation, any action taken or omitted to be taken, except, with respect to the Purchaser and the Voting Consultant separately, such as may arise from the wilful misconduct or gross negligence of the Purchaser or the Voting Consultant, respectively.  In no event shall the Trustee be liable for special, incidental, indirect or consequential damages.

(c)           Of the Purchaser and the Trustee.  The Voting Consultant shall indemnify and hold the Purchaser and the Trustee and the Purchaser's and the Trustee's agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, reasonable costs, reasonable expenses or disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever which may be imposed, incurred or asserted against the Purchaser or the Trustee in connection with the wilful misconduct or gross negligence of the Voting Consultant in connection with the exercise of any powers or the performance of any duties by the Voting Consultant as herein provided or contemplated, including, without limitation, any action taken or omitted to be taken, except, with respect to the Purchaser and the Trustee separately, such as may arise from the wilful misconduct or gross negligence of the Purchaser or the Trustee, respectively; provided, however, that the Voting Consultant's maximum liability under this Section 8(c) shall be limited to an amount not to exceed the total amount of the fees the Voting Consultant receives from the Purchaser under the Master Agreement in any one year period for any and all claims made within that one year period.  In no event shall the Voting Consultant be liable for special, incidental, indirect or consequential damages.

(d)           Conditions to Indemnification.  An indemnified party must give the other party(ies) prompt written notice of any claim and allow the indemnifying party to defend or settle the claim as a condition to indemnification.  No settlement shall bind any party without such party's written consent.

9.           Termination of Agreement

(a)           This Agreement and the voting trust created hereby shall terminate with respect to all of the Subject Shares (i) at the option of PFC, upon the non-payment of dividends on the VMTP Shares for two years, (ii) at the option of PFC, upon PFC and its Affiliates owning less than 20% of the Outstanding VMTP Shares or (iii) as provided with respect to certain transfers of Subject Shares in Section 3 above.

(b)           Upon the termination of this Agreement with respect to the Subject Shares, the voting trust created pursuant to Section 1 hereof shall cease to have any effect with respect to the Subject Shares, and the parties hereto shall have no further rights or obligations under this Agreement with respect to the Subject Shares.

10.           Trustee's Compensation

The Trustee shall be entitled to the compensation set forth in the letter agreement between the Purchaser and the Trustee dated as of July 29, 2013, as may be amended from time to time.

11.           Voting Consultant's Compensation

The Voting Consultant shall be entitled to the compensation pursuant to the Master Agreement.

12.           Tax Treatment

It is the intention of the parties hereto that for all federal, state and local income and other tax purposes the Purchaser or the applicable Beneficial Owner, as the case may be, shall be treated as the owner of the Subject Shares and, except as otherwise required by law, no party shall take a contrary position in any tax return or report or otherwise act in a contrary manner.

13.           Notices

All notices, requests and other communications to the Purchaser, the Trustee or the Voting Consultant shall be in writing (including telecopy, electronic mail or similar writing), except in the case of notices and other communications permitted to be given by telephone, and shall be given to such party at its address or telecopy number or email address set forth below or to such other Person and/or such other address or telecopy number or email address as such party may hereafter specify for the purpose by notice to the other party.  Each such notice, request or other communication shall be effective (i) if given by mail, five days after such communication is deposited in the mail, return receipt requested, addressed as aforesaid, or (ii) if given by any other means, when delivered at the address specified in this Section.  The notice address for each party is specified below:

if to the Purchaser:

Banc of America Preferred Funding Corporation
               One Bryant Park
1111 Avenue of the Americas, 9th Floor
New York, New York 10036
Attention:           James Nacos/Thomas Visone/John Hiebendahl
               Telephone:         (212) 449-7358
Email:                 james.nacos@baml.com;
             thomas.visone@baml.com;
            john.hiebendahl@bankofamerica.com

if to the Trustee:

Lord Securities Corporation
48 Wall Street
New York, New York 10005
Attention:           Orlando Figueroa
Telephone:         (212) 346-9007
Email:                 Orlando.Figueroa@lordspv.com

if to the Voting Consultant:

Institutional Shareholder Services Inc.

7 World Trade Center
250 Greenwich Street, 47th Floor
New York, New York 10007
Attention:           Lorraine Kelly, Executive Director
Telephone:         (212) 354-5443
Email:                lorraine.kelly@issgovernance.com

with a copy to:

Institutional Shareholder Services Inc.
7 World Trade Center
250 Greenwich Street, 47th Floor
New York, New York 10007
Attention:           General Counsel
Telephone:         (212) 804-2930
Email:                 frederick.bogdan@msci.com

14.           Modification

No modification of this Agreement shall be effective unless in writing and signed by all of the parties hereto.  Without the prior written consent of the Fund (in its sole discretion), the Purchaser will not agree or consent to any amendment, supplement, modification or repeal of this Agreement, nor waive any provision hereof; provided, that in the case of any proposed amendment, supplement, modification or repeal of this Agreement which is a result of a change in law or regulation, the consent of the Fund shall not be unreasonably withheld or delayed.

15.           Benefit and Burden

This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their legatees, distributees, estates, executors or administrators, personal and legal representatives, successors and assigns.

16.           Severability

The invalidity of any particular provision of this Agreement shall not affect the validity of the remainder hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

17.           Headings

The section headings herein are for convenience of reference only, and shall not affect the construction, or limit or otherwise affect the meaning hereof.

18.           Applicable Law

This Agreement shall be construed and enforced in accordance with and governed by the law of the State of New York.

THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF FEDERAL AND NEW YORK STATE COURTS OF COMPETENT JURISDICTION LOCATED IN NEW YORK COUNTY, NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.

19.           Waiver

THE PURCHASER, THE TRUSTEE AND THE VOTING CONSULTANT HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES HERETO AGAINST THE OTHER(S) ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

20.           Assignment

None of the parties hereto may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties; provided that, without the consent of either the Trustee or the Voting Consultant, the Purchaser may assign its rights and obligations under this Agreement (i) to an Affiliate, (ii) to a successor entity following a consolidation, amalgamation with, or merger with or into or (iii) to a transferee that acquires all or substantially all of the Purchaser's assets.  Any assignment other than in accordance with this section shall be void.

21.           Conflicts with Other Documents

In the event that this Agreement requires any action to be taken with respect to any matter and the Master Agreement requires that a different action be taken with respect to such matter, and such actions are mutually exclusive, the provisions of this Agreement in respect thereof shall control.

22.           Counterparts

This Agreement may be executed by the parties hereto in any number of separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall be deemed to constitute one and the same instrument.  Any counterpart or other signature delivered by facsimile or by electronic mail shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by that party.

[The rest of this page has been intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

BANC OF AMERICA PREFERRED FUNDING CORPORATION, as Purchaser

By:___/s/ Thomas Visone_______
Name: Thomas Visone
Title: Authorized Signatory

LORD SECURITIES CORPORATION, as Trustee

By:_ /s/ Dewan Tarn___________
Name: Dewan Tarn
Title: Senior Vice President

INSTITUTIONAL SHAREHOLDER SERVICES INC., as Voting Consultant

By:___/s/ Mark Kane__________
Name: Mark Kane
Title: Executive Director

Exhibit 99.4
REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement"), executed as of July 29, 2013, is made between (i) Dreyfus Municipal Bond Infrastructure Fund, Inc., a closed-end management investment company organized as a Maryland corporation (the "Fund"), and (ii) Banc of America Preferred Funding Corporation, a Delaware corporation, including its successors by merger or operation of law ("BofA PFC") (the "Shareholder").

RECITALS

A.           As of the date hereof, BofA PFC holds Variable Rate Muni Term Preferred Shares ("VMTP Shares") issued by the Fund; and

B.           The Fund and the Shareholder have entered into that certain VMTP Purchase Agreement dated as of July 29, 2013 (the "Purchase Agreement"), regarding the purchase of the VMTP Shares of the Fund and certain other rights and obligations of the parties thereto as set forth therein.

NOW THEREFORE, the Parties hereby agree to enter into to provide for certain registration rights as follows:

1. Certain Definitions.  As used in this Agreement, the following terms have the following respective meanings:

"Additional Funding Date" means the date, if any, no later than November 1, 2013, which shall be the first day of a Dividend Period provided that such day is a Business Day, on which BofA PFC purchases additional VMTP Shares in accordance with terms set forth in the Purchase Agreement.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person (including any Subsidiary) and "Affiliates" shall have correlative meaning.  For the purpose of this definition, the term "Control" (including with correlative meanings, the terms "Controlling", "Controlled by" and "under common Control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

"Agreement" has the meaning set forth in the preamble to this Agreement.

"Articles Supplementary" means the Articles Supplementary Establishing and Fixing the Rights and Preferences of the VMTP Shares, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof.

"Blue Sky" means the statutes of any state regulating the sale of corporate securities within that state.

"Board" means the board of directors of the Fund or any duly authorized committee thereof.

"Commission" means the United States Securities and Exchange Commission.

"Demand Registration" has the meaning set forth in Section 3.1.

"Dividend Period" has the meaning set forth in the Articles Supplementary.

"Dreyfus Persons" means the Investment Manager and affiliated persons of the Investment Manager (as defined in Section 2(a)(3) of the 1940 Act).

"Effective Date" means the date of this Agreement.

"FINRA" shall mean the Financial Industry Regulatory Authority or any successor.

"Form N-2" means such form under the Securities Act (as defined herein) as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Commission.

"Fund" has the meaning set forth in the preamble to this Agreement.

"Fund Indemnified Persons" means, the Fund and its affiliates and trustees, officers, partners, employees, agents, representatives and control persons, entitled to indemnification by the Holders under Section 7.

"Holder" means the Shareholder and any Permitted Transferees of any Shareholder entitled to the rights, and bound by the obligations under this Agreement, in accordance with Section 8.11.

"Holder Indemnified Persons" means, with respect to each Holder, such Holder and its affiliates and trustees, officers, partners, employees, agents, representatives and control persons, entitled to indemnification by the Fund under Section 7.

"Initiating Holder" has the meaning set forth in Section 3.1.

"Investment Manager" means The Dreyfus Corporation, or any successor company or entity thereto, and any successor investment adviser to the Fund.

"Majority Holders" means the Holder(s) of more than 50% of the aggregate Outstanding amount of the VMTP Shares.

"1940 Act" means the Investment Company Act of 1940, as amended.

"Outstanding" has the meaning set forth in the Articles Supplementary.

"Parties" means collectively the Fund, the Shareholder and any Permitted Transferee who becomes a party to this Agreement.  Each of the Parties shall be referred to as a "Party".

"Permitted Transferee" means, on any date prior to the VMTP Shares having been registered under the Securities Act, any Person permitted to be a Holder of VMTP Shares pursuant to Section 12 of the Articles Supplementary to which VMTP Shares are transferred in compliance with Section 8.11.

"Person" means and includes an individual, a partnership, the Fund, a trust, a corporation, a limited liability company, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

"Prospectus" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, any prospectus filed by the Fund under Rule 430A or Rule 497 of the rules and regulations of the Commission under the Securities Act in connection therewith, and any advertising or sales material prepared by the Fund and filed under Rule 482 of the rules and regulations of the Commission under the Securities Act in connection therewith, including in each such case all amendments and supplements to any such prospectus, advertising or sales material, and in each case including all material incorporated by reference therein.

"Public Offering" means an offering of Registrable Securities pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended.

"Purchase Agreement" has the meaning set forth in the recitals to this Agreement.

"Registration" means a registration effected by preparing and filing a Registration Statement and the declaration or ordering of the effectiveness of that Registration Statement, and the terms "Register" and "Registered" have meanings correlative with the foregoing.

"Registrable Securities" means (i) VMTP Shares owned by the Shareholder or any Permitted Transferee, and (ii) VMTP Shares or any other securities of the Fund issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the VMTP Shares referred to in clause (i).

"Registration Expenses" means all expenses incurred by the Fund in complying with Section 3, including, without limitation, all Registration, qualification, and filing fees, printing expenses, fees and disbursements of counsel for the Fund, reasonable fees and disbursements of one special counsel for all Holders (if different from counsels to the Fund) up to an amount not to exceed U.S.$50,000 in respect of each Registration, Blue Sky fees and expenses, the expense of any reasonably necessary special audits or comfort letters incident to or required by an Registration and the reasonable costs and expenses of attending domestic road show presentations.  Registration Expenses do not include any underwriting discounts or commissions or any fees or expenses of counsel to the Holders.

"Registration Statement" means a registration statement prepared on Form N-2 under the Securities Act including the related preliminary prospectus or prospectuses.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as from time to time in effect.

"Shareholder" has the meaning set forth in the preamble to this Agreement.

"Underwriters' Representative" has the meaning set forth in Section 3.3(b).

"U.S.$" or "USD" means United States dollars.

"VMTP Shares" means the variable rate muni term preferred shares Series W-7 of the Fund, with par value of U.S.$0.001 per share and a liquidation preference of U.S.$100,000 per share.

2. Registration Rights; Applicability of Rights.  The Holders shall be entitled to the rights with respect to the registration of the Registrable Securities set forth in this Agreement.

3. Demand Registration.

Request for Registration.  If the Fund receives from the Majority Holders (referred to as the "Initiating Holder(s)") a request in writing that the Fund effect any Registration with respect to the Registrable Securities, subject to the terms of this Agreement, the Fund shall (i) within 10 days of receipt of such written request, give written notice of the proposed Registration to all other Holders, and (ii) as soon as practicable, use its commercially reasonable best efforts to effect Registration of those Registrable Securities ("Demand Registration") which the Fund has been so requested to register, together with all other Registrable Securities which the Fund has been requested to register by Holders thereof by written request given to the Fund within 20 days after receiving written notice from the Fund, subject to the limitations of this Section 3.  The Purchaser will have the right to require the Fund to reduce the liquidation preference of the VMTP Shares to $25,000 in connection with a written request for a Demand Registration.  The Fund shall not be obligated to take any action to effect any Registration pursuant to this Section 3.1 after the Fund has effected two Registrations (or one, in the case where the first request for Registration is made subsequent to the Additional Funding Date) pursuant to this Section 3.1 and such Registration has been declared or ordered effective (and has not been subject to a "stop order" of the Commission).  The substantive provisions of Section 3.3 shall be applicable to any Registration initiated under this Section 3.1.

3.1 Right of Deferral.  Notwithstanding the foregoing, the Fund shall not be obligated to file a Registration Statement pursuant to this Section 3 if the Fund furnishes to those Holders a certificate signed by the chief executive officer or chairman of the board of the Fund stating that in the good faith judgment of the Board it would be seriously detrimental to the Fund or its shareholders for a Registration Statement to be filed in the near future.  In such event, the Fund's obligation to use its commercially reasonable best efforts to file a Registration Statement shall be deferred for a period not to exceed 90 days from the receipt of the request to file the registration by that Holder; provided, that the Fund shall not exercise the right to delay a request contained in this Section 3.2 more than once in any 12 month period in respect of any Demand Registration requested pursuant to Section 3.1, and provided, further, that during such up to 90 day period, the Fund shall not file a Registration Statement with respect to any preferred shares of the Fund, other than a Registration Statement with respect to the sale of any preferred shares the proceeds of which will be used to redeem all or a portion of the Registrable Securities then Outstanding.

3.2 Underwriting in Demand Registration.

(a) Notice of Underwriting.  If the Initiating Holder(s) intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Fund as a part of their request made pursuant to this Section 3, and the Fund shall include that information in the written notice referred to in Section 3.1.  The right of any Holder to Registration pursuant to this Section 3 shall be conditioned upon such Holder's agreement to participate in the underwriting and the inclusion of that Holder's Registrable Securities in the underwriting to the extent provided herein.

(b) Selection of underwriter in Demand Registration.  The Fund shall (together with all Holders proposing to distribute their securities through the underwriting) enter into an underwriting agreement in customary form for an underwritten offering made solely by selling shareholders with the underwriter or, if more than one, the lead underwriter acting as the representative of the underwriters (the "Underwriters' Representative") selected for the underwriting by the Initiating Holder and with the consent of the Fund, not to be unreasonably withheld.

(c) Marketing Limitation in Demand Registration.  Notwithstanding any other provision of this Section 3, in the event the Underwriters' Representative advises the Fund in writing that market factors (including, without limitation, the aggregate number of VMTP Shares requested to be Registered, the general condition of the market, and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of shares to be underwritten, then the Fund shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the Registration and underwriting shall be allocated among all Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities requested to be included in the Registration by all such selling Holders (including the Initiating Holders); provided, however, that the number of Registrable Securities to be included in any such underwriting held by Holders shall not be reduced unless all other securities of the Fund, its Affiliates and Dreyfus Persons are first entirely excluded from the underwriting.  Unless the prior written consent of the Majority Holders has been obtained, the number of the Registrable Securities included in any such underwriting shall not be reduced to less than 90% of the numbers of the Registrable Securities requested to be included.  Any Registrable Securities or other securities excluded from the underwriting by reason of this Section 3.3(c) shall be withdrawn from the Registration.  To facilitate the allocation of shares in accordance with the foregoing, the Fund or the underwriters may round the number of shares allocated to any Holder to the nearest one share.

(d) Right of Withdrawal in Demand Registration.  If any Holder of Registrable Securities (other than the Initiating Holder(s)) disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Fund and the Underwriters' Representative proposing to distribute their securities through the underwriting, delivered at least 20 days prior to the effective date of the Registration Statement.  The securities so withdrawn shall also be withdrawn from the Registration Statement.

4. Expenses of Registration.  All Registration Expenses incurred in connection with any Registration pursuant to Section 3.1 shall be borne by the Fund.

5. Assignability of Registration Rights; Termination of Registration Rights; Limitation on Subsequent Registration Rights

5.1 Assignability of Registration Rights.  Except as provided in Section 8.11, no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Party to this Agreement.

5.2 Termination of Registration Rights. The rights to cause the Fund to register Registrable Securities granted under Section 3 and to receive notices pursuant to Section 3, shall terminate on the earliest of (i) the 51 month anniversary of the Effective Date, (ii) a notice of redemption having been issued by the Fund under the Articles Supplementary for the redemption of all of the Registrable Securities, or the repurchase by the Fund (including by exchange of securities) and cancellation of all of the Registrable Securities and (iii) the date a Demand Registration has been effected and the Registrable Securities have been sold or otherwise disposed of in accordance with the plan of distribution set forth in the Registration Statement and Prospectus relating thereto or all Holders have withdrawn from the Demand Registration.

6. Registration Procedures and Obligations.  Whenever required under this Agreement to effect the Registration of any Registrable Securities, the Fund shall, as expeditiously as commercially reasonably possible:

(a) (i) prepare and file a Registration Statement with the Commission which (x) shall be on Form N-2, if available, (y) shall be available for the sale or exchange of the Registrable Securities in accordance with the intended method or methods of distribution by the selling Holders thereof, and (z) shall comply as to form with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith and all other information reasonably requested by the Underwriters' Representative to be included therein relating to the underwriters and plan of distribution for the Registrable Securities, (ii) use its commercially reasonable best efforts to cause such Registration Statement to become effective and remain effective for up to 90 days or, if earlier, until the Holder or Holders have completed the distribution thereto or withdrawn from such plan of distribution, (iii) cause each Registration Statement, as of the effective date of such Registration Statement, (x) to comply in all material respects with any requirements of the Securities Act and (y) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iv) cause each Prospectus, as of the date thereof, (x) to comply in all material respects with any requirements of the Securities Act and (y) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(b) subject to Section 6(a), prepare and file with the Commission such amendments and post-effective amendments to such Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period; cause each such Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to applicable rules under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the selling Holders thereof, as set forth in such registration statement;

(c) furnish to each Holder for which the Registrable Securities are being registered and to each underwriter of an underwritten offering of the Registrable Securities, if any, without charge, as many copies of each Prospectus, including, without limitation, each preliminary Prospectus, and any amendments or supplements thereto and such other documents as such Holder or underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities; the Fund hereby consents to the use of the Prospectus, including, without limitation, each preliminary Prospectus, by each Holder for which the Registrable Securities are being registered and each underwriter of an underwritten Public Offering of the Registrable Securities, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or the preliminary Prospectus, as applicable;

(d) (i) use its commercially reasonable best efforts to register or qualify the Registrable Securities, no later than the time the applicable Registration Statement is declared effective by the Commission, under all applicable state securities or Blue Sky laws of such United States jurisdictions as the Underwriters' Representative, if any, or any Holder having Registrable Securities covered by a Registration Statement, shall reasonably request; (ii) use its commercially reasonable best efforts to keep each such registration or qualification effective during the period such Registration Statement is required to be kept effective; and (iii) do any and all other acts and things which may be reasonably necessary or advisable to enable each underwriter, if any, and any such Holder to consummate the disposition in each such jurisdiction of such Registrable Securities the registration of which such Holder is requesting; provided, however, that the Fund shall not be obligated to qualify to do business or to a file a general consent to service of process in any such state or jurisdiction, unless the Fund is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) notify each Holder for which the Registrable Securities are being registered promptly, and, if requested by such Holder, confirm such advice in writing, (i) when such Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of the issuance by the Commission or any state securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iii) if, between the effective date of such Registration Statement and the closing of any sale of Registrable Securities covered thereby pursuant to any agreement to which the Fund is a party relating to such sale, the representations and warranties of the Fund contained in such agreement cease to be true and correct in all material respects or if the Fund receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, and (iv) of the happening of any event during the period such Registration Statement is effective as a result of which such Registration Statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(f) furnish a designated single counsel for each of the underwriters, if any, and for the Holders for which the Registrable Securities are being registered, copies of any request by the Commission or any state securities authority for amendments or supplements to a Registration Statement and Prospectus or for additional information;

(g) use its commercially reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible time;

(h) upon request, furnish to the Underwriters' Representative of a underwritten Public Offering of the Registrable Securities, if any, without charge, at least one signed copy of such Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits; and furnish to each Holder for which the Registrable Securities are being registered, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment  thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

(i) upon the occurrence of any event contemplated by paragraph (e)(iv) of this Section, use commercially reasonable best efforts to prepare a supplement or post-effective amendment to such Registration Statement or the related Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(j) enter into customary agreements (including, in the case of an underwritten Public Offering, underwriting agreements in customary form for sales only by selling shareholders, and including provisions with respect to indemnification and contribution in customary form and consistent with the provisions relating to indemnification and contribution contained herein) and take all other customary and appropriate actions that are commercially reasonable in order to expedite or facilitate the disposition of such Registrable Securities in accordance with the plan of distribution set forth in the Registration Statement and the Prospectus, and in connection therewith:

(i) in the case of any underwritten Public Offering, make such representations and warranties to (x) the underwriters and (y) insofar as they relate to the nature and the validity of the offering, the selling Holders of such Registrable Securities, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

(ii) in the case of any underwritten Public Offering, obtain opinions of counsel to the Fund and updates thereof addressed to (x) the underwriters and (y) insofar as they relate to the nature and the validity of the offering, each selling Holder, covering the matters customarily covered in opinions requested in similar underwritten offerings and such other matters as may be reasonably requested by underwriters and such Holders (and which opinions (in form, scope and substance) shall be reasonably satisfactory to the Underwriters' Representative, if any, and, where relevant, the Majority Holders of the Registrable Securities being sold);

(iii) in the case of any underwritten Public Offering, obtain "comfort" letters or "agreed-upon procedures" letters and updates thereof from the Fund's independent certified public accountants addressed to the selling Holders of the Registrable Securities, if permissible, and underwriters which letters shall be customary in form and shall cover matters of the type customarily covered in such letters to underwriters and such Holders in connection with firm commitment underwritten offerings;

(iv) to the extent requested and customary for the relevant transaction, enter into a securities sales agreement with the selling Holders providing for, among other things, the appointment of such representative as agent for the selling Holders for the purpose of soliciting purchases of the Registrable Securities, which agreement shall be customary in form, substance and scope and shall contain customary representations, warranties and covenants relating to the nature and validity of the offering; and

(v) deliver such customary documents and certificates as may be reasonably requested by a designated representative of the Majority Holders of the Registrable Securities being sold (the "Designated Representative") or by the Underwriters' Representative, if any.

(k) make available for inspection by the Designated Representative and by any underwriters participating in any disposition pursuant to such Registration Statement and a single counsel or accountant retained by such Holders or by counsel to such underwriters, all relevant financial and other records, pertinent corporate documents and properties of the Fund and cause the respective officers, trustees and employees of the Fund to supply all information reasonably requested by such Designated Representative, underwriter, counsel or accountant in connection with such Registration Statement;

(l) within a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus, provide copies of such document to the selling Holders of the Registrable Securities and to counsel to such Holders and to the underwriter or underwriters of a underwritten Public Offering of the Registrable Securities, if any; fairly consider such reasonable changes in any such document prior to or after the filing thereof as the counsel to the Holders or the underwriter or the underwriters may request and not file any such document in a form to which the Majority Holders of the Registrable Securities being registered or any Underwriters' Representative shall reasonably object unless required by law; and make such of the representatives of the Fund as shall be reasonably requested by the Designated Representative or the Underwriters' Representative available for discussion of such document;

(m) otherwise use its commercially reasonable best efforts to comply with all applicable rules and regulations of the Commission, including making available to its security holders an earnings statement covering at least 12 months which shall satisfy the provisions of the Securities Act and the rules thereunder;

(n) cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter in an underwritten offering; and

(o) use its commercially reasonable best efforts to facilitate the distribution and sale of any Registrable Securities to be offered pursuant to this Agreement, including without limitation by participating in domestic road show presentations, holding meetings with potential investors and taking such other actions as shall be reasonably requested by the Designated Representative or the lead managing underwriter of an underwritten offering.

Each selling Holder of the Registrable Securities as to which any Registration is being effected pursuant to this Agreement agrees, as a condition to the Registration obligations with respect to such Holder provided herein, to furnish to the Fund such information regarding such Holder required to be included in the Registration Statement, the ownership of the Registrable Securities by such Holder (including information on the Persons having voting and dispositive control thereof) and the proposed distribution by such Holder of such Registrable Securities as the Fund may from time to time reasonably request in writing.  Each selling Holder of the Registrable Securities as to which any Registration is being effected pursuant to this Agreement also agrees, as a condition to the Registration obligations with respect to such Holder provided herein, to suspend use of any Prospectus if it has received the notification contemplated by Section 6(e)(iv) until such time as the Fund notifies such Holder that it has complied with Section 6(i) above.

7. Indemnification.

7.1 Fund's Indemnification of Holders.  The Fund agrees to indemnify and hold harmless each Holder and each other Holder Indemnified Person from and against any losses, claims, damages, liabilities or expenses incurred by them (including reasonable fees and disbursements of outside counsel) which are related to or arise out of any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or in any amendment or supplement thereto, or arise out of or relate to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder or its Affiliates furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or its Affiliates, or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 6(e)(iv), the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is unavailable for use by such Holder and prior to the receipt by such Holder of a notice that the Fund has complied with Section 6(i).

7.2 Holders' Indemnification of Fund.  Each Holder, severally and not jointly, agrees to indemnify and hold harmless the Fund and each other Fund Indemnified Person from and against any losses, claims, damages, liabilities or expenses incurred by them (including reasonable fees and disbursements of outside counsel) which are related to or arise out of any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or in any amendment or supplement thereto, or arise out of or relate to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that (A) such untrue statements or omissions are based solely upon information regarding such Holder or its Affiliates furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or its Affiliates or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or in any amendment or supplement thereto or (B) in the case of an occurrence of an event of the type specified in Section 6(e)(iv), the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is unavailable for use by such Holder and prior to the receipt by such Holder of a notice that the Fund has complied with Section 6(i).  In no event shall the liability of any selling Holder under this Section 7.2 be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation, except in the case of fraud or willful misconduct.

7.3 Indemnification Procedure.  If any action, suit, proceeding or investigation shall be brought or asserted against any Person entitled to indemnity hereunder (the "Indemnified Party"), such Indemnified Party shall notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations hereunder (except to the extent that the Indemnifying Party is materially prejudiced by such failure to promptly notify).  The Indemnifying Party shall be entitled to assume the defense of any such action, suit, proceeding or investigation, including the employment of counsel reasonably satisfactory to the Indemnified Party.  The Indemnified Party shall have the right to separate counsel of its own choice to represent it, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party has failed promptly to assume the defense and employ counsel reasonably satisfactory to the Indemnified Party in accordance with the preceding sentence or (ii) the Indemnified Party shall have been advised by counsel that there exist actual or potential conflicting interests between the Indemnifying Party and such Indemnified Party, including situations in which one or more legal defenses may be available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party; provided, however, that the Indemnifying Party shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations be liable for fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties of the other party; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Indemnifying Party and any counsel designated by the Indemnifying Party.

The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed.  No Indemnifying Party will, without the prior written consent of the Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought by the Indemnified Party hereunder (whether or not any Indemnified Party is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability and obligations arising therefrom.

7.4 Contribution.  Each Indemnifying Party also agrees that if any indemnification sought by an Indemnified Party pursuant to this Agreement is unavailable or insufficient, for any reason, to hold harmless the Indemnified Party in respect of any losses, claims, damages or liabilities (or actions in respect thereof), then the Indemnifying Party, in order to provide for just and equitable contribution, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, liabilities, damages and expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Fund on the one hand and the Holders on the other, in connection with the statements or omissions or alleged statements or omissions that resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations.  The relative fault of the parties shall be determined by reference to, among other things, whether the actions taken or omitted to be taken in connection with the proposed transactions contemplated by this Agreement (including any misstatement of a material fact or the omission to state a material fact) relates to information supplied by the Fund on the one hand, or the Holder on the other, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, misstatement or alleged omission, and any other equitable considerations appropriate in the circumstances.  No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation.  In no event shall the liability of any selling Holder under this Section 7.4 be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such contribution obligation, except in the case of fraud or willful misconduct.  The indemnity, reimbursement and contribution obligations under this Agreement shall be in addition to any rights that any Indemnified Party may have at common law or otherwise.

7.5 No Limitations.  Nothing in this Section 7 is intended to limit any party's obligations contained in other parts of this Agreement or the VMTP Shares, provided that no amount shall be reimbursed twice in any event.

7.6 Conflicts.  Notwithstanding the foregoing, to the extent that provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

8. Miscellaneous.

8.1 Governing Law.  This Agreement shall be construed in accordance with and governed by the domestic law of the State of New York.

THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.

8.2 No Waivers.

(a) The obligations of the Fund and the Shareholder and its Permitted Transferees hereunder shall not in any way be modified or limited by reference to any other document, instrument or agreement (including, without limitation, the VMTP Shares).  The rights of the Shareholder hereunder are separate from and in addition to any rights that any Holder of any VMTP Share may have under the terms of such VMTP Share or otherwise.

(b) No failure or delay by the Fund or the Shareholder in exercising any right, power or privilege hereunder or under the VMTP Shares shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  No failure or delay by the Fund or the Shareholder in exercising any right, power or privilege under or in respect of the VMTP Shares shall affect the rights, powers or privileges of the Fund or the Shareholder hereunder or shall operate as a limitation or waiver thereof.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

8.3 Specific Performance.  Each Party hereby acknowledges that the remedies at law of the other Parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any Party, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to seek equitable relief in the form of specific performance, injunctions or any other equitable remedy.

8.4 Waiver of Jury.  The Fund and the Shareholder hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other on any matters whatsoever arising out of or in any way connected with this Agreement.

8.5 Counterparts and Facsimile Execution.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  Any counterpart or other signature delivered by facsimile or electronic mail shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by that party.

8.6 Headings.  The headings of the Sections of this Agreement are for convenience and shall not by themselves determine the interpretation of this Agreement.

8.7 Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail or similar writing), and shall be given to such party at its address or email address set forth below or such other address or telecopy number or email address as such party may hereafter specify for the purpose by notice to the other parties.  Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 8.7.  The notice address for each party is specified below:

If to the Fund, to:

Dreyfus Municipal Bond Infrastructure Fund, Inc.
200 Park Avenue
New York, New York 10166
Attention:                          Robert R. Mullery
Telephone:                        (212) 922-6780
Email:                                mullery.rr@dreyfus.com

with a copy to:

Standish Mellon Asset Management Company LLC
BNY Mellon Center
201 Washington Street, Suite 2900
Boston, Massachusetts 02108-4408
Attention:                          Christine L. Todd
Telephone:                         (617) 248-6051
Email:                                CTodd@standish.com

If to BofA PFC, to:

Banc of America Preferred Funding Corporation
One Bryant Park
1111 Avenue of the Americas, 9th Floor
New York, New York 10036
Attention:             James E. Nacos
Thomas J. Visone
John Hiebendahl
Telephone:           (212) 449-7358 (J. Nacos & T. Visone)
(980) 386-4161 (J. Hiebendahl)
Email:                    james.nacos@baml.com
thomas.visone@baml.com
john.hiebenhahl@bankofamerica.com

8.8 Amendments and Waivers.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Fund and the Holders of not less than a majority of the Registrable Securities (calculated on an as-converted basis).

8.9 Severability.  In case any provision of this Agreement shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby so long as the intent of the Parties to this Agreement be preserved.

8.10 Entire Agreement.  This Agreement and the Purchase Agreement shall constitute the entire agreement and understanding between the parties hereto with respect to the matters set forth herein and shall supersede any and all prior agreements and understandings relating to the subject matter hereof.

8.11 Successors and Assigns; Assignment.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns by merger or the operation of law.  Neither the Fund nor the Shareholder may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party (other than by merger or operation of law), except that prior to the VMTP Shares being registered under the Securities Act, any transferee of VMTP Shares satisfying the requirements set forth in Section 2.1(c) of the Purchase Agreement shall have the rights of a Holder hereunder so long as it has executed a Transferee Letter in the form contemplated by the Purchase Agreement and otherwise agrees to be bound by the provisions of this Agreement.  Any assignment without such prior written consent shall be void.

8.12 Effectiveness of this Agreement.  This Agreement shall be effective as of the Effective Date and the rights and obligations of the Parties contained herein in each case shall be binding as of the Effective Date

[Signatures follow on the next page.]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement on the date first written above.

THE FUND: DREYFUS MUNICIPAL BOND INFRASTRUCTURE FUND, INC. By: _/s/ Bradley J. Skapyak_______ Name: Bradley J. Skapyak Title: President
THE SHAREHOLDER: BANC OF AMERICA PREFERRED FUNDING CORPORATION By: __/s/ Edward Curland_________ Name: Edward Curland Title: Authorized Signatory

VMTP Purchase Agreement

Dreyfus Municipal Bond Infrastructure Fund, Inc.

as Issuer

and

Banc of America Preferred Funding Corporation

as Purchaser

July 29, 2013

CONTENTS

I.                SECTION                                                                                                                                                                                                                                      II.  PAGE

ARTICLE I DEFINITIONS 1
1.1	Incorporation of Certain Definitions by Reference 6
ARTICLE II PURCHASE AND TRANSFERS, COSTS AND EXPENSES; ADDITIONAL FEE 6
2.1	Purchase and Transfer of the VMTP Shares	6
2.2	Fees	7
2.3	Operating Expenses	7
2.4	Additional Fee for Failure to Comply with Reporting Requirement or Registration Rights Failure	7
ARTICLE III EFFECTIVE DATE8
3.1	Conditions to Effective Date	8
3.2	Conditions to Additional Funding Date	9
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE ISSUER 10
4.1	Existence	10
4.2	Authorization; Contravention	10
4.3	Binding Effect	10
4.4	Financial Information	10
4.5	Litigation	11
4.6	Consents	11
4.7	Incorporation of Additional Representations and Warranties	11
4.8	Complete and Correct Information	11
4.9	Offering Memorandum	12
4.10	1940 Act Registration	12
4.11	Effective Leverage Ratio; Minimum Asset Coverage	12
4.12	Credit Quality	12
4.13	Due Diligence	12
4.14	Certain Fees	13
4.15	Eligible Assets	13
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER13
5.1	Existence	13
5.2	Authorization; Contravention	13
5.3	Binding Effect	13
5.4	Own Account	13
5.5	Litigation	14
5.6	Consents	14
5.7	Purchaser Status	14
5.8	Certain Transactions	14
5.9	Certain Fees	14
ARTICLE VI COVENANTS OF THE ISSUER15
6.1	Information	15
6.2	No Amendment or Certain Other Actions Without Consent of the Purchaser	17
6.3	Maintenance of Existence	17
6.4	Tax Status of the Issuer	17
6.5	Payment Obligations	17
6.6	Compliance With Law	17
6.7	Maintenance of Approvals; Filings, Etc.	17
6.8	Inspection Rights	18
6.9	Litigation, Etc.	18
6.10	1940 Act Registration	18
6.11	Credit Quality	18
6.12	Maintenance of Effective Leverage Ratio	19
6.13	Redemption and Paying Agent	19
6.14	Cooperation in the Sale of the VMTP Shares	19
6.15	Use of Proceeds	20
6.16	Securities Depository	20
6.17	Future Agreements	20
ARTICLE VII MISCELLANEOUS20
7.1	Notices	20
7.2	No Waivers	21
7.3	Expenses and Indemnification	22
7.4	Amendments and Waivers	24
7.5	Successors and Assigns	24
7.6	Term of this Agreement	24
7.7	Governing Law	24
7.8	Waiver of Jury Trial	25
7.9	Counterparts	25
7.10	Beneficiaries	25
7.11	Entire Agreement	25
7.12	Relationship to the Articles Supplementary	25
7.13	Confidentiality	25
7.14	Severability	26
7.15	Consent Rights of the Majority Participants to Certain Actions.	26

SCHEDULE 1 ...Schedule 1
EXHIBIT A                 FORMS OF OPINIONS OF COUNSEL FOR THE ISSUER ....................................................................................................................................................A-1
EXHIBIT A-1             FORM OF CORPORATE AND 1940 ACT OPINION   ..........................................................................................................................................................A-1-1
EXHIBIT A-2             FORM OF TAX OPINION A-2-1
EXHIBIT A-3             FORM OF LOCAL COUNSEL OPINION A-3-1
EXHIBIT B                 ELIGIBLE ASSETS B-1
EXHIBIT C                 TRANSFEREE CERTIFICATE C-1
EXHIBIT D-1             FACT SHEET INFORMATION EXAMPLE D-1-1
EXHIBIT D-2 CALCULATION OF THE EFFECTIVE LEVERAGE RATIO AND THE MINIMUM ASSET COVERAGE EXAMPLE.........................................................D-2-1
EXHIBIT E                 FORM OF FUNDING REQUEST NOTICE.................................................................................................................................................................................. E-1
EXHIBIT F                 ADDITIONAL REPRESENTATIONS AND WARRANTIES .......................................................................................................................................................F-1

VMTP PURCHASE AGREEMENT dated as of July 29, 2013, between DREYFUS MUNICIPAL BOND INFRASTRUCTURE FUND, INC., a closed-end management investment company organized as a Maryland corporation, as issuer (the "Issuer"), and BANC OF AMERICA PREFERRED FUNDING CORPORATION, a Delaware corporation, including its successors by merger or operation of law, as purchaser of the VMTP Shares hereunder (the "Purchaser").

WHEREAS, the Issuer has authorized the issuance pursuant to the Articles Supplementary (as defined below) to the Purchaser of its Variable Rate Muni Term Preferred Shares, as set forth on Schedule 1 hereto, as may be amended from time to time, which are subject to this Agreement and which shall be issued on the Effective Date and may be issued on an Additional Funding Date (the "VMTP Shares");

WHEREAS, as an inducement to the Purchaser to purchase the VMTP Shares, the Issuer now desires to enter into this Agreement to set forth certain representations, warranties, covenants and agreements regarding the Issuer and the VMTP Shares; and

WHEREAS, as an inducement to the Issuer to issue and sell the VMTP Shares, the Purchaser desires to enter into this Agreement to set forth certain representations, warranties, covenants and agreements regarding the Purchaser and the VMTP Shares.

NOW, THEREFORE, in consideration of the respective agreements contained herein, the parties hereto agree as follows:

9.

DEFINITIONS

The following terms, as used herein, have the following meanings:

"Additional Amount Payment" has the meaning set forth in the Articles Supplementary.

"Additional Funding Date" means the date, if any, no later than November 1, 2013, which shall be the first day of a Dividend Period provided that such day is a Business Day, on which the Purchaser purchases additional VMTP Shares pursuant to an executed Funding Request Notice and subject to satisfaction of the conditions set forth in Section 3.2.

"Agreement" means this VMTP Purchase Agreement, dated as of July 29, 2013, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof.

"Applicable Rate" has the meaning set forth in the Articles Supplementary.

"Articles Supplementary" means the Articles Supplementary Establishing and Fixing the Rights and Preferences of the VMTP Shares, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof and hereof.

"Banks" has the meaning set forth in Section 2.1(c) of this Agreement.

"Basic Maintenance Amount", as of any Valuation Date, has the meaning set forth in the Rating Agency Guidelines.

"Beneficial Owner" has the meaning set forth in the Articles Supplementary.

"Board of Directors" has the meaning set forth in the Articles Supplementary.

"Business Day" has the meaning set forth in the Articles Supplementary.

"By-Laws" has the meaning set forth in the Articles Supplementary.

"Charter" has the meaning set forth in the Articles Supplementary.

"Closed-End Funds" has the meaning set forth in Section 2.1(c) of this Agreement.

"Code" has the meaning set forth in the Articles Supplementary.

"Common Shares" has the meaning set forth in the Articles Supplementary.

"Custodian" has the meaning set forth in the Articles Supplementary.

"Date of Original Issue", with respect to the VMTP Shares, means the date on which the Issuer initially issued such VMTP Shares.

"Deposit Securities" has the meaning set forth in the Articles Supplementary.

"Derivative Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, repurchase transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement.

"Dividend Payment Date" has the meaning set forth in the Articles Supplementary.

"Dividend Period" has the meaning set forth in the Articles Supplementary.

"Dreyfus Persons" means the Investment Manager or any affiliated person of the Investment Manager (as defined in Section 2(a)(3) of the 1940 Act) (other than the Issuer, in the case of a redemption or purchase of the VMTP Shares which are to be cancelled within 10 days of purchase by the Issuer).

"Due Diligence Request" means the due diligence request letter from Ashurst LLP, counsel to the Purchaser, dated July 10, 2013.

"Effective Date" means the Date of Original Issue of the VMTP Shares subject to the satisfaction or waiver of the conditions specified in Section 3.

"Effective Leverage Ratio" has the meaning set forth in the Articles Supplementary.

"Electronic Means" has the meaning set forth in the Articles Supplementary.

"Eligible Assets" means the instruments in which the Issuer may invest as described in Exhibit B to this Agreement, which may be amended from time to time with the prior written consent of the Purchaser.

"Failure" has the meaning set forth in Section 2.4.

"Fee Rate" means initially 0.25% per annum, which shall be subject to increase by 0.25% per annum for each Week in respect of which any Failure has occurred and is continuing.

"Fitch" means Fitch Ratings, Inc. a part of the Fitch Group, which is jointly owned by Fimalac, S.A. and Hearst Corporation, or any successor or successors thereto.

"Fitch Guidelines" has the meaning set forth in the Articles Supplementary.

"Force Majeure Exception" means any failure or delay in the performance of the Issuer's reporting obligation pursuant to Section 2.4 arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; acts of civil or military authority and governmental action. The Issuer shall use commercially reasonable efforts to commence performance of its obligations during any of the foregoing circumstances.

"Funding Request Notice" shall be in the form set forth as Exhibit E hereto.

"Holder" has the meaning set forth in the Articles Supplementary.

The word "including" means "including without limitation."

"Indemnified Persons" means, the Purchaser and its affiliates and directors, officers, partners, employees, agents, representatives and control persons, entitled to indemnification by the Issuer under Section 7.3.

"Investment Manager" means The Dreyfus Corporation, or any successor investment adviser to the Issuer.

"Issuer" has the meaning set forth in the preamble to this Agreement.

"Liquidation Preference", with respect to a given number of the VMTP Shares, means $100,000 times that number.

"Majority Participants" means the Holder(s) of more than 50% of the aggregate Outstanding amount of the VMTP Shares.

"Managed Assets" means the total assets of the Issuer, including any assets attributable to effective leverage, minus the Issuer's accrued liabilities, other than any liabilities or obligations attributable to effective leverage obtained through (i) indebtedness of any type (including, without limitation, borrowings from banks or other financial institutions or the issuance of debt securities or through the purchase of residual interest bonds), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Issuer's investment objective and policies and/or (iv) any other means, all as determined in accordance with generally accepted accounting principles.  Assets attributable to money borrowed for investment purposes includes the portion of the Issuer's assets held in a special purpose vehicle of which the Issuer owns the residual interest bond.

"Market Value" has the meaning set forth in the Articles Supplementary.

"Minimum Asset Coverage" has the meaning set forth in the Articles Supplementary.

"1940 Act" means the Investment Company Act of 1940, as amended.

"NRSRO" has the meaning set forth in the Articles Supplementary.

"Offering Memorandum" means the information statement of the Issuer relating to the offering and sale of the VMTP Shares dated July 29, 2013, as may be amended, revised or supplemented from time to time.

The word "or" is used in its inclusive sense.

"Other Rating Agency" means, at any time, each NRSRO, if any, other than Fitch or Moody's then providing a rating for the VMTP Shares pursuant to the request of the Issuer.

"Other Rating Agency Guidelines" has the meaning set forth in the Articles Supplementary.

"Outstanding" has the meaning set forth in the Articles Supplementary.

"Person" has the meaning set forth in the Articles Supplementary.

"Preferred Shares" has the meaning set forth in the Articles Supplementary.

"Purchase Price" means, (i) in respect of 500 VMTP Shares sold to the Purchaser on the Effective Date, U.S.$50,000,000 and (ii) in respect of the VMTP Shares, if any, sold to the Purchaser on the Additional Funding Date, the aggregate amount equal to the number of VMTP Shares being sold to the Purchaser on such date multiplied by U.S.$100,000.

"Purchaser" has the meaning set forth in the preamble to this Agreement.

"QIB" means a "qualified institutional buyer" as defined in Rule 144A under the Securities Act.

"Rate Period" has the meaning set forth in the Articles Supplementary.

"Rating Agency" has the meaning set forth in the Articles Supplementary.

"Rating Agency Guidelines" has the meaning set forth in the Articles Supplementary.

"Redemption and Paying Agent" has the meaning set forth in the Articles Supplementary.

"Redemption Premium" has the meaning set forth in the Articles Supplementary.

"Registration Rights Agreement" means the registration rights agreement entered into between the Issuer and the Purchaser with respect to the VMTP Shares.

"Registration Rights Failure" means any (i) failure by the Issuer to file a Registration Statement with the Securities and Exchange Commission relating to such of the Registrable Securities (as defined in the Registration Rights Agreement, but excluding any that are properly excluded pursuant to Section 3.3(c) or (d) of the Registration Rights Agreement) which the Issuer has been properly requested to register under Section 3.1 of the Registration Rights Agreement within thirty (30) calendar days (or, if the thirtieth calendar day shall not be a Business Day, the next succeeding Business Day) of the later of (a) the date on which the holders of such Registrable Securities are required to give written notice to the Issuer of their intent to register such Registrable Securities pursuant to Section 3.1 of the Registration Rights Agreement or (b) if properly exercised by the Issuer, the end of any deferral period specified in accordance with the provisions of Section 3.2 of the Registration Rights Agreement, or (ii) failure by the Issuer to reply to any written comments on such Registration Statement received by the Issuer from the staff of the Securities and Exchange Commission (it being understood that the reply referenced herein shall not require the Issuer to accept or agree with any comment, in whole or in part) within thirty (30) calendar days (or, if the thirtieth calendar day shall not be a Business Day, the next succeeding Business Day) of receipt thereof by the Issuer.

"Related Documents" means this Agreement, the Charter, the Articles Supplementary, the Registration Rights Agreement, the VMTP Shares and the By-Laws.

"Reporting Date" has the meaning set forth in Section 6.1(o).

"Reporting Failure" has the meaning set forth in Section 2.4.

"S&P" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business, and any successor or successors thereto.

"Securities Act" means the Securities Act of 1933, as amended.

"Securities Depository" means The Depository Trust Company, New York, New York, and any substitute for or successor to such securities depository that shall maintain a book-entry system with respect to the VMTP Shares.

"Sub-Adviser" means Standish Mellon Asset Management Company LLC, the Issuer's sub-adviser.

"Term Redemption Date" has the meaning set forth in the Articles Supplementary.

"Valuation Date" has the meaning set forth in the Articles Supplementary.

"VMTP Shares" has the meaning set forth in the preamble to this Agreement.

"Week" means a period of seven consecutive calendar days.

"written" or "in writing" means any form of written communication, including communication by means of telex, telecopier or electronic mail.

9.1	Incorporation of Certain Definitions by Reference

Each capitalized term used herein and not otherwise defined herein shall have the meaning provided therefor (including by incorporation by reference) in the Related Documents.

10.

PURCHASE AND TRANSFERS, COSTS AND EXPENSES; ADDITIONAL FEE

Purchase and Transfer of the VMTP Shares

(a)
On the Effective Date the Purchaser will purchase 500 VMTP Shares sold on initial issuance in a transaction (which, based upon the representations of the Issuer and the Purchaser herein, is exempt from registration under the Securities Act), by payment of the Purchase Price in immediately available funds to the Issuer through the account of its agent at the Securities Depository.

(b)
Subject to the satisfaction of the conditions set forth in Section 3.2, on the Additional Funding Date, the Purchaser will purchase the number of VMTP Shares as set forth in a Funding Request Notice from the Issuer (without accrued dividends) in a transaction (which, based upon the representations of the Issuer and the Purchaser herein, is exempt from registration under the Securities Act), by payment of the Purchase Price in immediately available funds to the Issuer through the account of its agent at the Securities Depository; provided the Purchaser shall be under no obligation to purchase, in the aggregate, any VMTP Shares issued pursuant to this Section 2.1 in excess of 500.

(c)
The Purchaser agrees that it may make offers and sales of the VMTP Shares in compliance with the Securities Act and applicable state securities laws only to (1)(i) Persons that it reasonably believes are QIBs that are registered closed-end management investment companies, the shares of which are traded on a national securities exchange ("Closed-End Funds"), banks or entities that are 100% direct or indirect subsidiaries of banks' publicly traded parent holding companies (collectively, "Banks"), insurance companies or registered open-end management investment companies, in each case, pursuant to Rule 144A or another available exemption from registration under the Securities Act, in a manner not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act, (ii) tender option bond trusts in which all investors are Persons that the Purchaser reasonably believes are QIBs that are Closed-End Funds, Banks, insurance companies or registered open-end management investment companies or (iii) other investors with the prior written consent of the Issuer and (2) unless the prior written consent of the Issuer and the Majority Participants has been obtained, not Dreyfus Persons if such Dreyfus Persons would, after such sale and transfer, own more than 20% of the Outstanding VMTP Shares.  Any transfer in violation of the foregoing restrictions shall be void ab initio. In connection with any transfer of the VMTP Shares, each transferee (including, in the case of a tender option bond trust, the depositor or trustee or other Person thereunder acting on behalf of such transferee) will be required to deliver to the Issuer a transferee certificate set forth as Exhibit C to this Agreement.  The foregoing restrictions on transfer shall not apply to any VMTP Shares registered under the Securities Act pursuant to the Registration Rights Agreement or any subsequent transfer of such VMTP Shares thereafter.

10.2	Fees

(a)
On the Effective Date and the Additional Funding Date (if any), the Issuer shall pay the documented fees and expenses of the Purchaser's outside counsel in connection with the negotiation and documentation of the transactions contemplated by this Agreement.

(b)
The Issuer shall pay the Purchaser, on the earlier of (1) the Additional Funding Date and (2) the first Business Day after November 1, 2013, a fee equal to (i) 0.25% multiplied by (ii)(x) the aggregate Liquidation Preference of the VMTP Shares issued on the date hereof minus (y) the aggregate Liquidation Preference of VMTP Shares, if any, issued on the Additional Funding Date.

10.3	Operating Expenses

The Issuer shall pay amounts due to be paid by it hereunder (including any incidental expenses but not including redemption or dividend payments on the VMTP Shares) as operating expenses.

10.4	Additional Fee for Failure to Comply with Reporting Requirement or Registration Rights Failure

For so long as the Purchaser is a Holder or Beneficial Owner of any Outstanding VMTP Shares, if the Issuer fails to comply with the reporting requirements set forth in Sections 6.1(o) and 6.1(p) (except as a result of a Force Majeure Exception) and such failure is not cured within three (3) Business Days after written notification to the Issuer by the Purchaser of such failure (a "Reporting Failure") or a Registration Rights Failure occurs, the Issuer shall pay to the Purchaser on the Dividend Payment Date occurring in the month immediately following a month in which either such Reporting Failure or Registration Failure (either, a "Failure") continues a fee, calculated in respect of each Week (or portion thereof) during such month in respect of a Failure and beginning on the date of such Failure, equal to the product of (a) the Fee Rate, multiplied by (b) the aggregate average daily Liquidation Preference of the VMTP Shares held by the Purchaser during such Week or portion thereof, multiplied by (c) the quotient of the number of days in such Week or portion thereof divided by the number of calendar days in the year in which such Week or portion thereof occurs.  Notwithstanding the foregoing, in no event shall (i) the fee payable pursuant to this Section 2.4 hereunder for any Week plus the Applicable Spread on the VMTP Shares for such Week exceed an amount (exclusive of any Additional Amount Payment) equal to the product of (x) 6.15%, times (y) the aggregate average daily Liquidation Preference of the VMTP Shares held by the Purchaser during such Week or portion thereof, multipled by (z) the quotient of the number of days in such Week or portion thereof divided by the number of calendar days in the year in which such Week or portion thereof occurs; (ii) the fee payable pursuant to this Section 2.4 for any Week plus the amount of dividends payable at the Applicable Rate for the VMTP Shares for such Week exceed an amount equal to the product of (aa) 15%, multiplied by (bb) the aggregate average daily Liquidation Preference of the VMTP Shares held by the Purchaser during such Week or portion thereof, multiplied by (cc) the quotient of the number of days in such Week or portion thereof divided by the number of calendar days in the year in which such Week or portion thereof occurs; or (iii) the Issuer be required to calculate or pay a fee in respect of more than one Failure in any Week.

11.

EFFECTIVE DATE

11.1	Conditions to Effective Date

It shall be a condition to the Effective Date that each of the following conditions shall have been satisfied or waived as of such date, and upon such satisfaction or waiver, this Agreement shall be effective:

(a)	this Agreement shall have been duly executed and delivered by the parties hereto;

(b)	the VMTP Shares shall have a long-term issue credit rating of at least AA- (or its equivalent) from Fitch on the Effective Date;

(c)
receipt by the Purchaser of executed originals, or copies certified by a duly authorized officer of the Issuer to be in full force and effect and not otherwise amended, of all Related Documents, as in effect on the Effective Date, and officer certificates as to approvals (if any) and records, where appropriate, of corporate proceedings relating to the Issuer's entering into and performing this Agreement and the other Related Documents to which it is a party, and the transactions contemplated hereby and as to the incumbency of the authorized signatories thereto;

(d)	receipt by the Purchaser of opinions of counsel for the Issuer, substantially to the effect of Exhibit A;

(e)
except as disclosed in the Offering Memorandum, there shall not be any pending or threatened material litigation (unless such pending or threatened litigation has been determined by the Purchaser to be acceptable);

(f)	the fees and expenses and all other amounts payable on the Effective Date pursuant to Section 2.2(a) hereof shall have been paid;

(g)
the Purchaser, in its reasonable discretion, shall be satisfied that no change in law, rule or regulation (or their interpretation or administration), in each case, shall have occurred which will adversely affect the consummation of the transaction contemplated by this Agreement; and

(h)	there shall have been delivered to the Purchaser any additional documentation and financial information, including satisfactory responses to its due diligence inquiries, as it deems relevant.

The Issuer and the Purchaser agree that consummation of the purchase and sale of the VMTP Shares pursuant to this Agreement shall constitute acknowledgment that the foregoing conditions have been satisfied or waived.

11.2	Conditions to Additional Funding Date

It shall be a condition to the Additional Funding Date that each of the following conditions shall have been satisfied or waived as of such date, and upon such satisfaction or waiver, this Agreement shall be effective with respect to the Additional Funding Date:

(a)	each of the representations, warranties and covenants given pursuant to Articles IV, V and VI hereto shall be true, correct and enforceable as of the Additional Funding Date;

(b)	receipt by the Purchaser of an executed Funding Request Notice at least 10 Business Days prior to the Additional Funding Date;

(c)
(i) confirmation of a long-term issue credit rating of at least AA- (or its equivalent) from Fitch with respect to the VMTP Shares issued on the Effective Date shall be received and (ii) the VMTP Shares issued on the Additional Funding Date shall have a long-term issue credit rating of at least AA- (or its equivalent) from Fitch on the Additional Funding Date;

(d)
receipt by the Purchaser of executed originals, or copies certified by a duly authorized officer of the Issuer to be in full force and effect, of all Related Documents which have been amended subsequent to the Effective Date, if any, and officer certificates as to approvals (if any) and records, where appropriate, of corporate proceedings relating to the Issuer's entering into and performing this Agreement and the other Related Documents to which it is a party, and the transactions contemplated hereby and as to the incumbency of the authorized signatories thereto;

(e)	receipt by the Purchaser of opinions of counsel for the Issuer, substantially to the effect of Exhibit A;

(f)
except as disclosed in a supplement to the Offering Memorandum, there shall not be any pending or threatened material litigation (unless such pending or threatened litigation has been determined by the Purchaser to be acceptable);

(g)	the fees and expenses and all other amounts payable on the Additional Funding Date pursuant to Section 2.2(a) hereof shall have been paid;

(h)
the Purchaser, in its reasonable discretion, shall be satisfied that no change in law, rule or regulation (or their interpretation or administration), in each case, shall have occurred which will adversely affect the consummation of the transaction contemplated by this Agreement; and

(i)	there shall have been delivered to the Purchaser any additional documentation and financial information, including satisfactory responses to its due diligence inquiries, as it deems relevant.

The Issuer and the Purchaser agree that consummation of the purchase and sale of the VMTP Shares pursuant to an amendment to this Agreement shall constitute acknowledgment that the foregoing conditions have been satisfied or waived.
12.

REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The representations and warranties set out in this Article IV are given hereunder by the Issuer to the Purchaser as of the Effective Date.

12.1	Existence

The Issuer is validly existing and in good standing as a corporation under the laws of the State of Maryland, with full right and power to issue the VMTP Shares and to execute, deliver and perform its obligations under this Agreement and each Related Document to which it is a party.

12.2	Authorization; Contravention

The execution, delivery and performance by the Issuer of this Agreement and each Related Document to which it is a party are within the Issuer's powers, have been duly authorized by all necessary action, require no action by or in respect of, or filing with, any governmental body, agency or official except such as have been taken or made and do not violate or contravene, or constitute a default under, any provision of applicable law, charter, ordinance or regulation or of any material agreement, judgment, injunction, order, decree or other instrument, in each case, applicable to or binding upon the Issuer or result in the creation or imposition of any lien or encumbrance on any asset of the Issuer.

12.3	Binding Effect

Each of this Agreement and the Registration Rights Agreement constitutes a valid and binding agreement of the Issuer, enforceable in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and (ii) the availability of equitable remedies may be limited by equitable or public policy principles of general applicability, it being understood that the enforceability of indemnification provisions may be subject to limitations imposed under applicable securities laws. The VMTP Shares have been duly authorized and, when issued upon payment therefor by the Purchaser as contemplated by this Agreement, will be validly issued by the Issuer and are fully paid and nonassessable.

12.4	Financial Information

The most recent financial statements of the Issuer, and the auditors' report with respect thereto, copies of which, if any, have heretofore been furnished to the Purchaser, fairly present in all material respects the financial condition of the Issuer, at such date and for such period, and were prepared in accordance with accounting principles generally accepted in the United States, consistently applied (except as required or permitted and disclosed). Since the date of such financial statements, there has been no material adverse change in the condition (financial or otherwise) or operations of the Issuer, except as disclosed in the Offering Memorandum, other than changes in the general economy or changes affecting the market for municipal securities or investment companies generally. Any financial, budget and other projections furnished to the Purchaser were prepared in good faith on the basis of the assumptions stated therein, which assumptions were fair and reasonable in light of conditions existing at the time of delivery of such financial, budget or other projections, and represented, and as of the date of this representation, represent, the Issuer's reasonable best estimate of the Issuer's future financial performance.

12.5	Litigation

Except as disclosed in the Offering Memorandum or in a schedule delivered to the Purchaser prior to the Effective Date, no action, suit, proceeding or investigation is pending or (to the best knowledge of the Issuer) overtly threatened in writing against the Issuer in any court or before any governmental authority (i) in any way contesting or, if decided adversely, would affect the validity of any Related Document or this Agreement; or (ii) in which a final adverse decision would materially adversely affect provisions for or materially adversely affect the sources for payment of Liquidation Preference of or dividends on the VMTP Shares.

12.6	Consents

All consents, licenses, approvals, validations and authorizations of, and registrations, validations or declarations by or with, any court or any governmental agency, bureau or agency required to be obtained in connection with the execution, delivery, performance, validity or enforceability of this Agreement and the other Related Documents (including the VMTP Shares) by or against the Issuer have been obtained and are in full force and effect.

12.7	Incorporation of Additional Representations and Warranties

As of the Effective Date, the Issuer hereby makes to the Purchaser the representations and warranties included in Exhibit F hereto, which representations and warranties are hereby incorporated by reference herein.

12.8	Complete and Correct Information

All information, reports and other papers and data with respect to the Issuer furnished to the Purchaser (other than financial information and financial statements, which are covered solely by Section 4.4) were, at the time the same were so furnished, complete and correct in all material respects. No fact is known to the Issuer that would materially and adversely affect the VMTP Shares, or the Issuer's ability to pay or repay when due its obligations under this Agreement, any of the VMTP Shares and the Related Documents that has not been set forth in the Offering Memorandum or in the financial information and other documents referred to in Section 4.4 or this Section 4.8 or in such information, reports, papers and data or otherwise made available or disclosed in writing to the Purchaser.

12.9	Offering Memorandum

The Offering Memorandum, true copies of which have heretofore been delivered to the Purchaser, when considered together with this Agreement and the other information made available pursuant to the Due Diligence Request or disclosed in writing to the Purchaser prior to the Effective Date in connection with this Agreement, does not contain any untrue statement of a material fact and such Offering Memorandum does not omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

12.10	1940 Act Registration

The Issuer is duly registered as a closed-end management investment company under the 1940 Act and such registration is in full force and effect.

12.11	Effective Leverage Ratio; Minimum Asset Coverage

As of the Effective Date, the Issuer is in compliance with the Effective Leverage Ratio and the Minimum Asset Coverage as required by Section 6(a) of the Articles Supplementary.

In connection with calculating the Effective Leverage Ratio, the Issuer's total assets and accrued liabilities reflect the positive or negative net obligations of the Issuer under each Derivative Contract determined in accordance with the Issuer's valuation policies.

12.12	Credit Quality

As of the Effective Date, the Issuer (1) has invested at least 50% of its Managed Assets in municipal bonds that, at the time of investment, were rated investment grade (i.e. BBB- or Baa3 or higher) by at least one of the NRSROs that rate such securities or, if unrated, determined to be of comparable quality by the Sub-Adviser; (2) has invested up to 50% of its Managed Assets in municipal bonds that were rated below investment grade or were unrated equivalent as determined by the Sub-Adviser at the time of investment, provided that the Issuer has invested no more than 10% of the Issuer's Managed Assets in municipal bonds that were rated below B-/B3 by an NRSRO or that were the unrated equivalent as determined by the Sub-Adviser at the time of investment and (3) has not invested in municipal bonds that, at the time of investment, were in default or involved in bankruptcy or insolvency proceedings.

12.13	Due Diligence

The Issuer understands that nothing in this Agreement, the Offering Memorandum, or any other materials presented to the Issuer in connection with the purchase and sale of the VMTP Shares constitutes legal, tax or investment advice from the Purchaser.  The Issuer has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its sale of the VMTP Shares.

12.14	Certain Fees

The Issuer acknowledges that, other than the fees and expenses payable pursuant to this Agreement and any fees or amounts payable by the Issuer in connection with the issuance of the VMTP Shares, no brokerage or finder's fees or commissions are or will be payable by the Issuer.

12.15	Eligible Assets

As of the Effective Date, the Issuer owns only Eligible Assets, as described in Exhibit B to this Agreement.

13.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The representations and warranties set out in this Article V are given hereunder by the Purchaser to the Issuer as of the date hereof and as of the Effective Date.

13.1	Existence

The Purchaser is validly existing and in good standing as a corporation under the laws of the State of Delaware, and the Purchaser has full right and power to purchase the VMTP Shares and to execute, deliver and perform its obligations under this Agreement and each Related Document to which it is a party.

13.2	Authorization; Contravention

The execution, delivery and performance by the Purchaser of this Agreement and each Related Document to which it is a party are within such Purchaser's powers, have been duly authorized by all necessary action, require no action by or in respect of, or filing with, any governmental body, agency or official except such as have been taken or made,  and do not violate or contravene, or constitute a default under, any provision of applicable law, charter, ordinance or regulation or of any material agreement, judgment, injunction, order, decree or other instrument, in each case applicable to or binding upon such Purchaser.

13.3	Binding Effect

Each of this Agreement and the Registration Rights Agreement constitutes a valid and binding agreement of the Purchaser, enforceable in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and (ii) the availability of equitable remedies may be limited by equitable or public policy principles of general applicability, it being understood that the enforceability of indemnification provisions may be subject to limitations imposed under applicable securities laws.

13.4	Own Account

The Purchaser understands that the VMTP Shares are "restricted securities" and have not been registered under the Securities Act or any applicable state securities laws and the  Purchaser is acquiring the VMTP Shares as principal for its own account and not with a view to or for the purpose of distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such VMTP Shares in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such VMTP Shares in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Purchaser's right to register the VMTP Shares under the Securities Act pursuant to the Registration Rights Agreement or otherwise transfer the VMTP Shares in compliance with the transfer limitations of this Agreement in compliance with applicable federal and state securities laws).

13.5	Litigation

Except as disclosed in a schedule delivered to the Issuer prior to the Effective Date, no action, suit, proceeding or investigation is pending or (to the best knowledge of the Purchaser) overtly threatened in writing against the Purchaser in any court or before any governmental authority in any way contesting or, if decided adversely, would affect the validity of this Agreement.

13.6	Consents

All consents, licenses, approvals, validations and authorizations of, and registrations, validations or declarations by or with, any court or any governmental agency, bureau or agency required to be obtained by the Purchaser in connection with the execution, delivery, performance, validity or enforceability of this Agreement by or against the Purchaser and the purchase of the VMTP Shares have been obtained and are in full force and effect.

13.7	Purchaser Status

At the time the Purchaser was offered the VMTP Shares, it was, and as of the Effective Date it is:  (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

13.8	Certain Transactions

Other than consummating the transactions contemplated by this Agreement, the Purchaser has not directly or indirectly executed, nor has any Person acting on its behalf or pursuant to any understanding with such Purchaser to execute, any other purchases of securities of the Issuer which may be integrated with the transactions contemplated by this Agreement.

13.9	Certain Fees

The Purchaser acknowledges that, other than the fees and expenses payable pursuant to this Agreement and any fees or amounts payable by the Issuer in connection with the issuance of the VMTP Shares, no brokerage or finder's fees or commissions are or will be payable by such Purchaser.

14.

COVENANTS OF THE ISSUER

The Issuer agrees that, so long as there is any amount payable hereunder or the Purchaser owns any Outstanding VMTP Shares:

14.1	Information

Without limitation of the other provisions of this Agreement, the Issuer will deliver, or direct the Redemption and Paying Agent to deliver, to the Purchaser:

(a)
as promptly as practicable after the preparation and filing thereof with the Securities and Exchange Commission, each annual and semi-annual report prepared with respect to the Issuer, which delivery may be made by means of notice of the electronic availability of any such document on a public website;

(b)
notice of any change (including being put on Credit Watch or Watchlist), suspension or termination in or of the ratings on the VMTP Shares by any Rating Agency (and any corresponding change in the Rating Agency Guidelines applicable to the VMTP Shares associated with any such change in the rating from any Rating Agency) or any change of a Rating Agency rating the VMTP Shares as promptly as practicable upon the occurrence thereof;

(c)	notice of any redemption or other repurchase of any or all of the VMTP Shares as provided in the Articles Supplementary;

(d)
notice of any proposed amendments to any of the Related Documents at such time as the amendments are sent to other parties whose approval is required for such amendment and in any event not less than ten (10) Business Days prior to any proposed amendment and copies of all actual amendments thereto within five (5) Business Days of being signed or, in each case, as provided in the relevant document;

(e)
notice of any missed, reduced or deferred dividend payment on the VMTP Shares under Section 2 of the Articles Supplementary that remains uncured for more than three (3) Business Days as soon as reasonably practicable, but in no event later than one (1) Business Day after expiration of the foregoing grace period;

(f)
notice of the failure to make any deposit provided for under Section 2(e)(B) of the Articles Supplementary in respect of a properly noticed redemption as soon as reasonably practicable, but in no event later than two (2) Business Days after discovery of such failure to make any such deposit;

(g)
notice of non-compliance with the Rating Agency Guidelines (if applicable) for more than five (5) Business Days as soon as reasonably practicable, but in no event later than one Business Day after expiration of the foregoing grace period;

(h)	notice of the distribution of net capital gains or ordinary income in accordance with Section 3(a) of the Articles Supplementary;

(i)
notice of any change to any investment adviser or sub-adviser of the Issuer within two (2) Business Days after a resignation or a notice of removal has been sent by or to any investment adviser or sub-adviser;

(j)	notice of any proxy solicitation as soon as reasonably practicable, but in no event later than five (5) Business Days after mailing thereof;

(k)
notice one (1) Business Day after the occurrence thereof of (i) the failure of the Issuer to pay the amount due on any "senior securities" (as defined under the 1940 Act) or other debt at the time outstanding, and any period of grace or cure with respect thereto shall have expired; (ii) the failure of the Issuer to pay, or admitting in writing its inability to pay, its debts generally as they become due; or (iii) the failure of the Issuer to pay accumulated dividends on any additional preferred stock ranking pari passu with the VMTP Shares, and any period of grace or cure with respect thereto shall have expired;

(l)
notice of a material breach of any representation, warranty or covenant of the Issuer contained in this Agreement, the Registration Rights Agreement or the Articles Supplementary, in each case, only if any officer of the Issuer has actual knowledge of such breach as soon as reasonably practicable, but in no event later than five (5) days, after knowledge of any officer of the Issuer thereof;

(m)
notice of any litigation, administrative proceeding or business development which may reasonably be expected to materially adversely affect the Issuer's business, properties or affairs or the ability of the Issuer to perform its obligations as set forth hereunder or under any of the Related Documents to which it is a party as soon as reasonably practicable, but in no event later than ten (10) days after knowledge of any officer of the Issuer thereof;

(n)
upon request of the Purchaser, copies of all certificates that the Issuer has delivered to each Rating Agency which is then rating VMTP Shares that are set forth in the respective Rating Agency Guidelines (if applicable) regarding the Minimum Asset Coverage and Basic Maintenance Amount and all related calculations at such times and containing such information as set forth in the respective Rating Agency Guidelines as soon as reasonably practicable after such certificates have been sent;

(o)
within fifteen (15) Business Days of the last day of each month (each a "Reporting Date"), a fact sheet including the information set forth in Exhibit D-1 to this Agreement, prepared on a basis substantially consistent with the periodic information the Investment Manager prepares for other closed-end funds and acceptable to the Purchaser;

(p)
within five (5) Business Days of the last day of each month, a calculation of the Effective Leverage Ratio and the Minimum Asset Coverage of the Issuer as of the last Business Day of that month since the date of the last report issued pursuant to this clause (p) (in the form set forth in Exhibit D-2 to this Agreement); and upon the failure of the Issuer to maintain Minimum Asset Coverage as provided in Section 6(a) of the Articles Supplementary or the Effective Leverage Ratio as required by Section 6(b) of the Articles Supplementary, notice of such failure as soon as possible, but in no event later than one (1) Business Day after the occurrence thereof; and

(q)
from time to time such additional information regarding the financial position, results of operations or prospects of the Issuer as the Purchaser may reasonably request including, without limitation, copies of all offering memorandums or other offering material with respect to the sale of any securities of the Issuer as soon as reasonably practicable, but in no event later than ten (10) days after a request.

All information, reports and other papers, documentation and data with respect to the Issuer furnished to the Purchaser pursuant to this Section 6.1 shall be, at the time the same are so furnished, complete and correct in all material respects and, when considered with all other material delivered to the Purchaser under this Agreement or made available pursuant to the Due Diligence Request, will not contain untrue statements of material facts or omit to state material facts necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  For purposes of Sections 6.1(o) and (p), references to any day that is not a Business Day shall mean the next preceding Business Day.

14.2	No Amendment or Certain Other Actions Without Consent of the Purchaser

To the extent that the Purchaser is the Holder or Beneficial Owner of 51% of the VMTP Shares then outstanding, without the prior written consent of the Purchaser, the Issuer will not agree to, consent to or permit any amendment, supplement, interpretation, modification or repeal of the Articles Supplementary or any provision therein, nor waive any provision thereof.

14.3	Maintenance of Existence

The Issuer shall continue to maintain its existence as a corporation under the laws of the State of Maryland, with full right and power to issue the VMTP Shares and to execute, deliver and perform its obligations under this Agreement and each Related Document.

14.4	Tax Status of the Issuer

The Issuer will qualify as a Regulated Investment Company within the meaning of Section 851(a) of the Code and the dividends made with respect to the VMTP Shares will qualify as "exempt interest dividends" to the extent they are reported as such by the Issuer and permitted by Section 852(b)(5)(A) of the Code.

14.5	Payment Obligations

The Issuer shall promptly pay or cause to be paid all amounts payable by it hereunder and under the Related Documents, according to the terms hereof and thereof, shall take such actions as may be necessary to include all payments hereunder and thereunder which are subject to appropriation in its budget and make full appropriations related thereto.  All payments of any sums due hereunder shall be made in the amounts required hereunder without any reduction or setoff, notwithstanding the assertion of any right of recoupment or setoff or of any counterclaim by the Issuer.

14.6	Compliance With Law

The Issuer shall comply with all laws, ordinances, orders, rules and regulations that may be applicable to it if the failure to comply could have a material adverse effect on the Issuer's ability to pay when due its obligations under this Agreement, any of the VMTP Shares, or any of the other Related Documents.

14.7	Maintenance of Approvals; Filings, Etc.

The Issuer shall at all times maintain in effect, renew and comply with all the terms and conditions of all consents, filings, licenses, approvals and authorizations as may be necessary under any applicable law or regulation for its execution, delivery and performance of this Agreement and the other Related Documents to which it is a party.

14.8	Inspection Rights

The Issuer shall, at any reasonable time and from time to time, upon reasonable notice, permit the Purchaser or any agents or representatives thereof, at the Issuer's expense, to examine and make copies of the records and books of account related to the transactions contemplated by this Agreement, to visit its properties and to discuss its affairs, finances and accounts with any of its officers and independent accountants, to the extent permitted by law, rules or regulations, provided, however, that the Issuer shall not be required to pay for more than one inspection per fiscal year. The Issuer will not unreasonably withhold its authorization for its independent accountants to discuss its affairs, finances and accounts with the Purchaser.

All information, reports and other papers, documentation and data with respect to the Issuer furnished to the Purchaser pursuant to this Section 6.8 shall be, at the time the same are so furnished, complete and correct in all material respects and, when considered with all other material delivered to the Purchaser under this Agreement or made available pursuant to the Due Diligence Request, will not contain untrue statements of material facts or omit to state material facts necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

14.9	Litigation, Etc.

The Issuer shall give prompt notice in writing to the Purchaser of any litigation, administrative proceeding or business development which is reasonably expected to materially adversely affect its business, properties or affairs or to impair the ability of the Issuer to perform its obligations as set forth hereunder or under any of the Related Documents.

All information, reports and other papers, documentation and data with respect to the Issuer furnished to the Purchaser pursuant to this Section 6.9 shall be, at the time the same are so furnished, complete and correct in all material respects and, when considered with all other material delivered to the Purchaser under this Agreement or made available pursuant to the Due Diligence Request, will not contain untrue statements of material facts or omit to state material facts necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

14.10	1940 Act Registration

The Issuer shall maintain its valid registration as a registered closed-end company under the 1940 Act in full force and effect.

14.11	Credit Quality

The Issuer shall have (1) invested at least 50% of its Managed Assets in municipal bonds that, at the time of investment, were rated investment grade (i.e. BBB- or Baa3 or higher) by at least one of the NRSROs that rate such securities or, if unrated, determined to be of comparable quality by the Sub-Adviser; (2) invested up to 50% of its Managed Assets in municipal bonds that were rated below investment grade or were unrated equivalent as determined by the Sub-Adviser at the time of investment, provided that the Issuer has invested no more than 10% of the Issuer's Managed Assets in municipal bonds that were rated below B-/B3 by an NRSRO or that were the unrated equivalent as determined by the Sub-Adviser at the time of investment and (3) not invested in municipal bonds that, at the time of investment, were in default or involved in bankruptcy or insolvency proceedings.

14.12	Maintenance of Effective Leverage Ratio

For so long as the Issuer fails to provide the information required under Sections 6.1(o) and 6.1(p), the Purchaser shall calculate, for purposes of Section 6(b) of the Articles Supplementary, the Effective Leverage Ratio using the most recently received information required to be delivered pursuant to Sections 6.1(o) and 6.1(p) and the market values of securities determined by the third-party pricing service which provided the market values to the Issuer on the most recent date that information was properly provided by the Issuer pursuant to the requirements of Sections 6.1(o) and 6.1(p). The Effective Leverage Ratio as calculated by the Purchaser in such instances shall be binding on the Issuer. If required, the Issuer shall restore the Effective Leverage Ratio as provided in the Articles Supplementary.

In connection with calculating the Effective Leverage Ratio, the Issuer's total assets and accrued liabilities shall reflect the positive or negative net obligations of the Issuer under each Derivative Contract determined in accordance with the Issuer's valuation policies.

14.13	Redemption and Paying Agent

The Issuer shall use its commercially reasonable best efforts to engage at all times a Redemption and Paying Agent to perform the duties to be performed by the Redemption and Paying Agent specified herein and in the Articles Supplementary.

14.14	Cooperation in the Sale of the VMTP Shares

The Issuer will comply with reasonable due diligence requests from the Purchaser in connection with any proposed sale by the Purchaser of the VMTP Shares in a transaction exempt from registration under the Securities Act and otherwise permitted by this Agreement, provided that the Issuer need not comply with any such request more than twice in any period of twelve consecutive months and any prospective purchaser of the VMTP Shares from the Purchaser shall execute a confidentiality agreement substantially to the effect of Section 7.13 hereof prior to receiving any due diligence materials provided pursuant to such due diligence request.

All information, reports and other papers, documentation and data with respect to the Issuer furnished to the Purchaser pursuant to this Section 6.14 shall be, at the time the same are so furnished, complete and correct in all material respects and, when considered with all other material delivered to the Purchaser under this Agreement or made available pursuant to the Due Diligence Request, will not contain untrue statements of material facts or omit to state material facts necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

14.15	Use of Proceeds

The Issuer shall use the net proceeds from the sale of the VMTP Shares to purchase Eligible Assets and pay certain costs incurred in connection with the transactions contemplated by this Agreement.

14.16	Securities Depository

The Issuer agrees to maintain settlement of the VMTP Shares in global book entry form through the Securities Depository or such other clearance system acceptable to the Purchaser.

14.17	Future Agreements

The Issuer shall promptly, at the request of the Purchaser, enter into an agreement, on terms mutually satisfactory to the Issuer and the Purchaser, of the type specified in Section 12(d)(1)(E)(iii) of the 1940 Act, so as to permit the Purchaser or any transferee satisfying the requirements set forth in Section 2.1 to rely on the provisions of Section 12(d)(1)(E)(iii) of the 1940 Act.

6.18           Eligible Assets

The Issuer shall only make investments in the Eligible Assets described in Exhibit B to this Agreement, as amended from time to time with the prior written consent of the Purchaser, in accordance with the Issuer's investment objectives and the investment policies set forth in the Offering Memorandum, as such investment objectives and investment policies may be modified in accordance with the 1940 Act and applicable law.

15.

MISCELLANEOUS

15.1	Notices

All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, electronic mail or similar writing), except in the case of notices and other communications permitted to be given by telephone, and shall be given to such party at its address or telecopy number or email address set forth below or such other address or telecopy number or email address as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section; provided that notices to the Purchaser under Section 6.1 shall not be effective until received in writing; except as otherwise specified, notices under Section 6.1 may be given by telephone to the Purchaser at the telephone numbers listed below (or such other telephone numbers as may be designated by the Purchaser, by written notice to the Issuer, to receive such notice), immediately confirmed in writing, including by fax or electronic mail. The notice address for each party is specified below:

(a)	if to the Issuer:

Dreyfus Municipal Bond Infrastructure Fund, Inc.
200 Park Avenue
New York, NY 10166
Attention:                      Robert R. Mullery
Telephone:                                (212) 922-6780
Email:                                mullery.rr@dreyfus.com

with a copy to the Sub-Adviser at:

Standish Mellon Asset Management Company LLC
BNY Mellon Center
201 Washington Street, Suite 2900
Boston, MA 02108-4408
Attention:                      Christine L. Todd
Telephone:                                (617) 248-6051
Email:                                CTodd@standish.com

(b)	if to the Purchaser:

Banc of America Preferred Funding Corporation
One Bryant Park
1111 Avenue of the Americas, 9th Floor
New York, NY 10036
Attention:                      James E. Nacos
Thomas J. Visone
John Hiebendahl
Telephone:                                (212) 449-7358 (J. Nacos & T. Visone)
(980) 386-4161 (J. Hiebendahl)
Email:                                james.nacos@baml.com
thomas.visone@baml.com
john.hiebendahl@bankofamerica.com

15.2	No Waivers

(a)
The obligations of the Issuer hereunder shall not in any way be modified or limited by reference to any other document, instrument or agreement (including, without limitation, the VMTP Shares or any other Related Document).  The rights of the Purchaser hereunder are separate from and in addition to any rights that any Holder or Beneficial Owner of any VMTP Share may have under the terms of such VMTP Share or any Related Document or otherwise.

(b)
No failure or delay by the Issuer or the Purchaser in exercising any right, power or privilege hereunder or under the VMTP Shares shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  No failure or delay by the Issuer or the Purchaser in exercising any right, power or privilege under or in respect of the VMTP Shares or any other Related Document shall affect the rights, powers or privileges of the Issuer or the Purchaser hereunder or shall operate as a limitation or waiver thereof.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

15.3	Expenses and Indemnification

(a)
The Issuer shall upon demand either, as the Purchaser may require, pay in the first instance or reimburse the Purchaser (to the extent that payments for the following items are not made under the other provisions hereof) for all reasonable out-of-pocket expenses (including reasonable fees and costs of outside counsel, and reasonable consulting, accounting, appraisal, investment banking, and similar professional fees and charges) incurred by the Purchaser in connection with the enforcement of or preservation of rights under this Agreement. The Issuer shall not be responsible under this Section 7.3(a) for the fees and costs of more than one law firm in any one jurisdiction with respect to any one proceeding or set of related proceedings for the Purchaser, unless the Purchaser shall have reasonably concluded that there are legal defenses available to it that are different from or additional to those available to the Issuer.

(b)
The Issuer agrees to indemnify and hold harmless the Purchaser and each other Indemnified Person of the Purchaser from and against any losses, claims, damages, liabilities and reasonable out-of-pocket expenses incurred by them (including reasonable fees and disbursements of outside counsel which are related to or arise out of (A) any material misstatements or any material statements omitted to be made in the Offering Memorandum (including any documents incorporated by reference therein) or (B) any claim by any third party relating to the offering or sale of the VMTP Shares by the Issuer or the holding of the VMTP Shares by the Purchaser (excluding in any such case clauses (A) or (B), claims, losses, liabilities or expenses arising out of or resulting from the gross negligence or willful misconduct of any Indemnified Party as determined by a court of competent jurisdiction).

(c)
The indemnifying party also agrees that if any indemnification sought by an Indemnified Person pursuant to this Agreement is unavailable or insufficient, for any reason, to hold harmless the Indemnified Persons of such other party in respect of any losses, claims, damages or liabilities (or actions in respect thereof), then the indemnifying party, in order to provide for just and equitable contribution, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, liabilities, damages and expenses (or actions in respect thereof) in such proportion as is appropriate to reflect (i) the relative benefits received by the Issuer on the one hand and the Purchaser on the other hand from the actual or proposed transactions giving rise to or contemplated by this Agreement or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, not only such relative benefits but also the relative fault of the Issuer on the one hand and the Purchaser on the other, in connection with the statements or omissions or alleged statements or omissions that resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations; provided that in any event the aggregate contribution of the Purchaser and their Indemnified Persons to all losses, claims, damages, liabilities and expenses with respect to which contributions are available hereunder will not exceed the amount of dividends actually received by the Purchaser from the Issuer pursuant to the proposed transactions giving rise to or contemplated by this Agreement. For purposes of determining the relative benefits to the Issuer on the one hand, and the Purchaser on the other, under the proposed transactions giving rise to or contemplated by this Agreement, such benefits shall be deemed to be in the same proportion as (i) the total value received or proposed to be received by the Issuer pursuant to the transactions, whether or not consummated bears to (ii) the dividends paid by the Issuer to the Purchaser in connection with the proposed transactions giving rise to or contemplated by this Agreement. The relative fault of the parties shall be determined by reference to, among other things, whether the actions taken or omitted to be taken in connection with the proposed transactions contemplated by this Agreement (including any misstatement of a material fact or the omission to state a material fact) relates to information supplied by the Issuer on the one hand, or the Purchaser on the other, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, misstatement or alleged omission, and any other equitable considerations appropriate in the circumstances.  No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation. The indemnity, reimbursement and contribution obligations under this Agreement shall be in addition to any rights that any Indemnified Person may have at common law or otherwise.

(d)
If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Person proposes to demand indemnification, it shall notify the indemnifying party with reasonable promptness; provided, however, that any failure by such Indemnified Person to notify the indemnifying party shall not relieve the indemnifying party from its obligations hereunder (except to the extent that the indemnifying party is materially prejudiced by such failure to promptly notify). The indemnifying party shall be entitled to assume the defense of any such action, suit, proceeding or investigation, including the employment of counsel reasonably satisfactory to the Indemnified Person. The Indemnified Person shall have the right to counsel of its own choice to represent it, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the indemnifying party has failed promptly to assume the defense and employ counsel reasonably satisfactory to the Indemnified Person in accordance with the preceding sentence or (ii) the Indemnified Person shall have been advised by counsel that there exist actual or potential conflicting interests between the indemnifying party and such Indemnified Person, including situations in which one or more legal defenses may be available to such Indemnified Person that are different from or additional to those available to the indemnifying party; provided, however, that the indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations be liable for fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Persons of such other party; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the indemnifying party and any counsel designated by the indemnifying party.

Each party further agrees that it will not, without the prior written consent of the other parties (the consent of a party shall not be required to the extent such party is neither requesting indemnification nor being requested to provide indemnification), settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of each other Indemnified Person from all liability and obligations arising therefrom.  The Issuer further agrees that none of the Purchaser, nor any of its affiliates, nor any directors, officers, partners, employees, agents, representatives or control persons of the Purchaser or any of its affiliates shall have any liability to the Issuer arising out of or in connection with the proposed transactions giving rise to or contemplated by this Agreement except for such liability for losses, claims, damages, liabilities or expenses to the extent they have resulted from the gross negligence or willful misconduct of the Purchaser or any of its affiliates or any directors, officers, partners, employees, agents, representatives or control persons of the Purchaser or any of its affiliates.  No Indemnified Person shall be responsible or liable to the indemnifying party or any other person for consequential, special or punitive damages which may be alleged as a result of this Agreement.

(e)	Nothing in this Section 7.3 is intended to limit any party's obligations contained in other parts of this Agreement or the VMTP Shares.

15.4	Amendments and Waivers

Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Issuer and the Purchaser; provided, that the Issuer shall not make or agree to any amendment or waiver to the Charter or the Articles Supplementary that affects any preference, right or power of the VMTP Shares or the Holders or Beneficial Owners thereof except as permitted under the Charter or the Articles Supplementary.

15.5	Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Neither the Issuer nor the Purchaser may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party (other than by operation of law), except that (1) any transferee satisfying the requirements set forth in Section 2.1 and which has executed and delivered to the Issuer the transferee certificate attached as Exhibit C shall, prior to registration of any VMTP Shares under the Securities Act, have the rights of the Purchaser set forth in Section 6.17 and Section 7.15 and shall, so long as such transferee has provided a means for the Issuer to transmit such information electronically to it, be entitled to receive the information delivered pursuant to Sections 6.1(o) and 6.1(p) and such transferees shall be deemed a party to this Agreement for purposes of Sections 6.1(o), 6.1(p) and the confidentiality provisions herein as specified in the transferee certificate and (2) the Purchaser may assign its rights or obligations to any affiliate of the Purchaser or any tender option bond trust in which the Purchaser retains the entire residual interest.  Any assignment without such prior written consent shall be void.

15.6	Term of this Agreement

This Agreement shall terminate on the earlier of (a) the registration of any Outstanding VMTP Shares under the Securities Act and (b) payment in full of all amounts then due and owing to the Purchaser hereunder and under the VMTP Shares; and notwithstanding any termination of this Agreement, Section 7.3, Section 7.7, Section 7.8, Section 7.10, Section 7.11, the second sentence of Section 7.12, and Section 7.13 (for a period of two years after the termination of this Agreement) shall remain in full force and effect.

15.7	Governing Law

This Agreement shall be construed in accordance with and governed by the domestic law of the State of New York.

THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.

15.8	Waiver of Jury Trial

The Issuer and the Purchaser hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against any other on any matters whatsoever arising out of or in any way connected with this Agreement.

15.9	Counterparts

This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any counterpart or other signature delivered by facsimile or by electronic mail shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by that party.

15.10	Beneficiaries

This Agreement is not intended and shall not be construed to confer upon any Person other than the parties hereto and their successors and permitted assigns any rights or remedies hereunder.

15.11	Entire Agreement

Except as set forth in Section 7.5, this Agreement shall constitute the entire agreement and understanding between the parties hereto with respect to the matters set forth herein and shall supersede any and all prior agreements and understandings relating to the subject matter hereof.

15.12	Relationship to the Articles Supplementary

The Issuer and the Purchaser agree that the representations, warranties, covenants and agreements contained in this Agreement are in addition to the terms and provisions set forth in the Articles Supplementary.

15.13	Confidentiality

Any information delivered by a party to this Agreement to any other party pursuant to this Agreement, including, without limitation, pursuant to Section 6.1 in the case of the Issuer (collectively, the "Information"), shall not be disclosed by such other party (or its employees, representatives or agents) to any person or entity (except as required by law or to such of its agents and advisors as need to know and agree to be bound by the provisions of this paragraph) without the prior written consent of the party delivering the Information.

The obligations of confidentiality set out in the preceding paragraph do not extend to Information that is or becomes available to the public or is or becomes available to the party receiving the Information on a non-confidential basis or is disclosed to Holders or Beneficial Owners or potential Holders or Beneficial Owners, in each case in their capacity as such, in the offering documents of the Issuer, in notices to Holders or Beneficial Owners pursuant to one or more of the Related Documents or pursuant to the Issuer's or the Purchaser's informational obligations under Rule 144A(d)(4) or other reporting obligation of the Securities and Exchange Commission; or is required or requested to be disclosed (i) by a regulatory agency or in connection with an examination of either party or its representatives by regulatory authorities, (ii) pursuant to subpoena or other court process, (iii) at the express direction of any other authorized government agency, (iv) to its independent attorneys or auditors, (v) as required by any NRSRO, (vi) as otherwise required by law, rules or regulation, (vii) otherwise in connection with the enforcement of this Agreement, (viii) in connection with the exercise of any remedies hereunder or in any suit, action or proceeding relating to this Agreement and the enforcement of rights hereunder, (ix) by a prospective purchaser of the VMTP Shares that is (a) a transferee that would be permitted pursuant to Section 2.1(c) and (b) aware of the confidentiality provisions of this Section 7.13 and is subject to an agreement with the transferor containing provisions substantially similar thereto and that states that the Issuer is an express third party beneficiary thereof, (x) subject to an agreement containing provisions substantially similar to those of this Section 7.13, or (xi) subject to an agreement containing provisions substantially similar to those of this Section 7.13 and with the prior written consent of the other party to this Agreement, which consent shall not be unreasonably withheld, to any actual or prospective counterparty in any swap or derivative transactions.  For the avoidance of doubt, references in this Section 7.13 to "regulatory agency," "regulatory authorities," "government agency" and "law or regulation" shall be deemed to include the Internal Revenue Service and state taxation authorities.

15.14	Severability

In case any provision of this Agreement shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby so long as the intent of the Parties to this Agreement shall be preserved.

15.15	Consent Rights of the Majority Participants to Certain Actions.

For so long as none of the VMTP Shares have been registered under the Securities Act, without the affirmative vote or consent of the Majority Participants, neither the Issuer nor the Board of Directors will take or authorize the taking of any of actions set forth under clauses (a) through (e) of this Section 7.15:

(a)
The termination by the Issuer of any Rating Agency or the selection of any Other Rating Agency, either in replacement for a Rating Agency or as an additional Rating Agency with respect to the VMTP Shares.

(b)
The Issuer issuing or suffering to exist any "senior security" (as defined in the 1940 Act as of the date hereof or, in the event such definition shall be amended, with such changes to the definition thereof as consented to by the Majority Participants) other than the VMTP Shares issued and sold pursuant to this Agreement or indebtedness for borrowed money of the Issuer, except (i) borrowings for temporary purposes in an amount not to exceed 5% of the assets of the Issuer, which borrowings are repaid within sixty (60) days, (ii) the issuance of senior securities or the incurrence of indebtedness for borrowed money, some or all of the proceeds of which will be used for the redemption or repurchase of all of the Outstanding VMTP Shares and costs incurred in connection therewith, and (iii) as may be otherwise approved or consented to by the Majority Participants, provided that if any such "senior security" is created or incurred by the Issuer it shall not require the approval of the Majority Participants if the Issuer redeems, retires or terminates such "senior security" or otherwise cures such non-compliance within five (5) Business Days of receiving notice of the existence thereof.  As disclosed in the Offering Memorandum, the Issuer's use of municipal tender option bond programs, when-issued and delayed delivery transactions, futures, option, swaps and other derivative transactions are not subject to the foregoing restrictions.

(c)
The Issuer (i) creating or incurring or suffering to be incurred or to exist any lien on any other funds, accounts or other property held under the Charter or the Articles Supplementary, except as permitted by the Charter or the Articles Supplementary or (ii) except for any lien for the benefit of the Custodian of the Issuer on the assets of the Issuer held by such Custodian, pledging any portfolio security to secure any senior securities or other liabilities to be incurred by the Issuer (including under any tender option bond trust of which the residual floating rate trust certificates will be owned by the Issuer) unless the securities pledged pursuant to all such pledge or other security arrangements are valued for purposes of such security arrangements in an aggregate amount not less than 70% of their aggregate market value (determined by an independent third party pricing service) for purposes of determining the value of the collateral required to be posted or otherwise provided under all such security arrangements; provided, that the required collateral value under such security arrangements shall not exceed the market value of the exposure of each secured party to the credit of the Issuer; and provided further, that it shall not require the approval of the Majority Participants if any pledge or security interest in violation of the preceding sentence is created or incurred by the Issuer and the Issuer cures such violation within five (5) Business Days of receiving notice of the existence thereof.

(d)
Approval of any amendment, alteration or repeal of any provision of the Charter or the Articles Supplementary, whether by merger, consolidation or otherwise, that would affect any preference, right or power of the VMTP Shares differentially from the rights of the holders of the Common Shares; or

(e)
Approval of any action to be taken pursuant to Section 10(j) of the Articles Supplementary (other than the issuance of additional series of Variable Rate Muni Term Preferred Shares or other Preferred Shares, the proceeds of which will be used for the redemption or repurchase of the VMTP Shares and costs incurred in connection therewith).

In addition, if the Board of Directors shall designate a replacement to the S&P Municipal Bond 7 Day Weekly High Grade Index pursuant to the definition of SIFMA Municipal Swap Index contained in the Articles Supplementary, the Issuer shall notify the Holders of the VMTP Shares within five (5) Business Days of such designation, and if within thirty (30) days of such notice the Majority Participants shall have objected in writing to the designated replacement, the Board of Directors shall designate a replacement to such index as agreed to between the Issuer and the Majority Participants. In such event, the replacement index initially approved by the Board of Directors shall be the index in effect for purposes of the Articles Supplementary until a new index has been approved by the Issuer and the Majority Participants.

[The remainder of this page has been intentionally left blank.]

12.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DREYFUS MUNICIPAL BOND INFRASTRUCTURE FUND, INC.

By:           ____/s/ Bradley J. Skapyak _______

Name:                      Bradley J. Skapyak
Title:                      President

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:           ___/s/ Edward Curland_______

Name: Edward Curland
Title: Authorized Signatory

12.

SCHEDULE 1

Description of VMTP Shares:	500 Dreyfus Municipal Bond Infrastructure Fund, Inc. VMTP Shares with a Liquidation Preference of $100,000 per share.

12.

EXHIBIT A

FORMS OF OPINIONS OF COUNSEL FOR THE ISSUER

[ON FILE]

schedule 37                                           A-

12.

EXHIBIT A-1

FORM OF CORPORATE AND 1940 ACT OPINION

[ON FILE]

12.

EXHIBIT A-2

FORM OF TAX OPINION

[ON FILE]

schedule 39                                           A-2-

12.

EXHIBIT A-3

FORM OF LOCAL COUNSEL OPINION

[ON FILE]

12.

EXHIBIT B

ELIGIBLE ASSETS

On the Effective Date and at all times thereafter that the VMTP Purchase Agreement is outstanding:

1.	All assets in the Issuer consist of "Eligible Assets", defined to consist only of the following as of the time of investment:

A.	Debt obligations

i.           "Municipal securities," defined as obligations of a State, the District of Columbia, U.S. Territory, 501(c)(3) organization or political subdivision thereof and include general obligations, limited obligation bonds, revenue bonds, and obligations that satisfy the requirements of section 142(b)(1) of the Internal Revenue Code of 1986 issued by or on behalf of any State, the District of Columbia, U.S. Territory or political subdivision thereof, including any municipal corporate instrumentality of 1 or more states, or any public agency or authority of any State, the District of Columbia, U.S. Territory or political subdivision of thereof.  The purchase of any municipal security will be based upon the Sub-Adviser's assessment of an asset's relative value in terms of current yield, price, credit quality, and future prospects; and the Investment Manager will monitor the creditworthiness of its portfolio investments and analyze economic, political and demographic trends affecting the markets for such assets.  Eligible Assets shall include any municipal securities that at the time of purchase are distressed, but will not invest in municipal securities that, at the time of purchase, are in default or involved in bankruptcy or insolvency proceedings.

ii.           Debt obligations of the United States.

iii.           Debt obligations issued, insured, or guaranteed by a department or an agency of the U.S. Government, if the obligation, insurance, or guarantee commits the full faith and credit of the United States for the repayment of the obligation.

iv.           Debt obligations of the Washington Metropolitan Area Transit Authority guaranteed by the Secretary of Transportation under Section 9 of the National Capital Transportation Act of 1969.

v.           Debt obligations of the Federal Home Loan Banks.

vi.           Debt obligations, participations or other instruments of or issued by the Federal National Mortgage Association or the Government National Mortgage Association.

vii.           Debt obligations which are or ever have been sold by the Federal Home Loan Mortgage Corporation pursuant to sections 305 or 306 of the Federal Home Loan Mortgage Corporation Act.

viii.           Debt obligations of any agency named in 12 U.S.C. § 24(Seventh) as eligible to issue obligations that a national bank may underwrite, deal in, purchase and sell for the bank's own account, including qualified Canadian government obligations.

ix.           Debt obligations of issuers other than those specified in (i) through (viii) above that are rated in one of the three highest rating categories by two or more NRSROs, or by one NRSRO if the security has been rated by only one NRSRO, or otherwise based on the Issuer's internal credit due diligence, and that are "marketable."  For these purposes, an obligation is "marketable" if:

•	it is registered under the Securities Act;

•	it is offered and sold pursuant to Securities and Exchange Commission Rule 144A; 17 CFR 230.144A; or

•	it can be sold with reasonable promptness at a price that corresponds reasonably to its fair value.

x.           Certificates or other securities evidencing ownership interests in a municipal bond trust structure (generally referred to as a tender option bond structure) that invests in (a) debt obligations of the types described in (i) above or (b) depository receipts reflecting ownership interests in accounts holding debt obligations of the types described in (i) above.

The bonds, notes and other debt securities referenced in (A) above shall be defined as Eligible Assets.  An asset shall not lose its status as an Eligible Asset solely by virtue of the fact that:

•	it provides for repayment of principal and interest in any form including fixed and floating rate, zero interest, capital appreciation, discount, leases, and payment in kind; or

•	it is for long-term or short-term financing purposes.

B.	Derivatives

i.	Interest rate derivatives;

ii.	Swaps, futures, forwards, structured notes, options and swaptions related to Eligible Assets or on an index related to Eligible Assets; or

iii.	Credit default swaps.

C.	Other Assets

i.
Shares of other investment companies (open- or closed-end funds and ETFs) the assets of which consist entirely of Eligible Assets based on the affirmative representation of that investment company's adviser.

ii.	Cash.

iii.	Repurchase agreements on assets described in A above.

iv.
Taxable fixed-income securities, for the purpose of acquiring control of an issuer whose municipal bonds (a) the Issuer already owns and (b) have deteriorated or are expected shortly to deteriorate that such investment should enable the Issuer to better maximize its existing investment in such issuer, provided that the Issuer may invest no more than 0.5% of its total assets in such securities.

D.	Other assets, upon written agreement of all Holders of the VMTP Shares ("Holders") that such assets are eligible for purchase by the Holders.

2.
The Issuer shall provide, (i) within fifteen (15) Business Days of the last day of each month (each a "Reporting Date"), a fact sheet including the information set forth in Exhibit D to this Agreement, prepared on a basis substantially consistent with the periodic information the Investment Manager prepares for other closed-end funds and acceptable to the Purchaser; and (ii) within five (5) Business Days of the last day of each month, a calculation of the Effective Leverage Ratio and the Minimum Asset Coverage of the Issuer as of the last day of each month since the date of the last report issued pursuant to this subclause (ii); and upon the failure of the Issuer to maintain Minimum Asset Coverage as provided in Section 6(a) of the Articles Supplementary or the Effective Leverage Ratio as required by Section 6(b) of the Articles Supplementary, notice of such failure as soon as possible, but in no event later than one (1) Business Day after the occurrence thereof. Prior to any registration of the Series W-7 VMTP Shares under the Securities Act, a permitted transferee of such VMTP Shares will have the right to receive such information upon satisfying certain conditions.

3.
The Issuer has instituted policies and procedures that it believes are sufficient to ensure that each of the Issuer's investment manager and sub-investment adviser invest the Issuer's assets in a manner that complies with the representations, warranties and covenants contained in this Exhibit to the Agreement.

4.
The Issuer will, upon request, provide the Holder(s) and its internal and external auditors and inspectors as the Holder(s) may from time to time designate, with all reasonable assistance and access to information and records of the Issuer relevant to the Issuer's compliance with and performance of the representations, warranties and covenants contained in this Exhibit to the Agreement, but only for the purposes of internal and external audit.

12.

EXHIBIT C

TRANSFEREE CERTIFICATE

Dreyfus Municipal Bond Infrastructure Fund, Inc.
200 Park Avenue
New York, NY 10166
Attention:  General Counsel

Ladies and Gentlemen:

Reference is hereby made to the Purchase Agreement (the "Purchase Agreement"), dated as of July 29, 2013, between Dreyfus Municipal Bond Infrastructure Fund, Inc., a closed-end management investment company organized as a Maryland corporation (the "Fund") and Banc of America Preferred Funding Corporation, a Delaware corporation, including its successors by merger or operation (the "Transferor").  Capitalized terms used but not defined herein shall have the meanings given them in the Purchase Agreement.

In connection with the proposed sale by the Transferor of _______________ VMTP Shares (the "Transferred Shares") to the undersigned transferee (the "Transferee"), the undersigned agrees and acknowledges, on its own behalf, and makes the representations and warranties, on its own behalf, as set forth in this certificate (this "Transferee Certificate") to the Fund and the Transferor:

1.           The Transferee certifies to one of the following (check a box):

❑  it is a "qualified institutional buyer" (a "QIB") (as defined in Rule 144A under the Securities Act or any successor provision) ("Rule 144A") that is a registered closed-end management investment company the shares of which are traded on a national securities exchange (a "Closed-End Fund"), a bank or an entity that is a 100% direct or indirect subsidiary of a bank's publicly traded holding company (a "Bank"), insurance company or registered open-end management investment company, in each case, to which any offer and sale is being made pursuant to Rule 144A or another available exemption from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), in a manner not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act;

❑  it is a tender option bond trust in which all investors are QIBs that are Closed-End Funds, Banks, insurance companies, or registered open-end management investment companies; or

❑  is a person which the Fund has consented in writing to permit to be the holder of the Transferred Shares.

2.           The Transferee certifies that it (check a box):

❑  is not a Dreyfus Person that after such sale and transfer, would own more than 20% of the Outstanding VMTP Shares; or

❑  has received the prior written consent of the Fund and the holder(s) of more than 50% of the outstanding VMTP Shares.

3.           The Transferee understands and acknowledges that the Transferred Shares are "restricted securities" and have not been registered under the Securities Act or any other applicable securities law, are being offered for sale pursuant to Rule 144A of the Securities Act or another available exemption from registration under the Securities Act, in a manner not involving any public offering with the meaning of Section 4(a)(2) of the Securities Act, and may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other applicable securities law, pursuant to an exemption therefrom or in a transaction not subject thereto and in each case in compliance with the conditions for transfer set forth in this Transferee Certificate.

4.           The Transferee is purchasing the Transferred Shares for its own account for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, subject to any requirements of law that the disposition of its property be at all times within its or their control and subject to its or their ability to resell such securities pursuant to Rule 144A or any exemption from registration available under the Securities Act.

5.           The Transferee agrees on its own behalf and on behalf of each subsequent holder or owner of the Transferred Shares by its acceptance thereof will agree to offer, sell or otherwise transfer the Transferred Shares only to (A)(i) Persons such Transferee reasonably believes are QIBs that are registered closed-end management investment companies, the shares of which are traded on a national securities exchange, banks, entities that are 100% direct or indirect subsidiaries of banks' publicly traded parent holding companies, insurance companies or registered open-end management investment companies, in each case, pursuant to Rule 144A or another available exemption from registration under the Securities Act, in a manner not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act, (ii) tender option bond trusts in which all investors are Persons such Transferee reasonably believes are QIBS that are registered closed-end management investment companies, the shares of which are traded on a national securities exchange, banks, entities that are 100% direct or indirect subsidiaries of banks' publicly traded parent holding companies, insurance companies, or registered open-end management investment companies, or (iii) other investors which the Fund has consented in writing to permit to be a holder of the Transferred Shares and (B) unless the prior written consent of the Fund and the holder(s) of more than 50% of the outstanding VMTP Shares has been obtained, is not a Dreyfus Person, if such Dreyfus Person would, after such sale and transfer, own more than 20% of the Outstanding VMTP Shares.

6.           The Transferee acknowledges that the VMTP Shares were issued in book-entry form and are represented by one global certificate and that the global certificate representing the VMTP Shares (unless sold to the public in an underwritten offering of the VMTP Shares pursuant to a registration statement filed under the Securities Act) contains a legend substantially to the following effect:

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY ONLY TO (1)(A) A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" THAT IS A REGISTERED CLOSED-END MANAGEMENT INVESTMENT COMPANY, THE SHARES OF WHICH ARE TRADED ON A NATIONAL SECURITIES EXCHANGE, BANKS, ENTITIES THAT ARE 100% DIRECT OR INDIRECT SUBSIDIARIES OF BANKS' PUBLICLY TRADED PARENT HOLDING COMPANIES, INSURANCE COMPANIES OR REGISTERED OPEN-END MANAGEMENT INVESTMENT COMPANIES, IN EACH CASE, IN AN OFFER AND SALE MADE PURSUANT TO RULE 144A OR ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN A MANNER NOT INVOLVING ANY PUBLIC OFFERING WITHIN THE MEANING OF SECTION 4(a)(2) OF THE SECURITIES ACT; (B) A TENDER OPTION BOND TRUST IN WHICH ALL INVESTORS ARE PERSONS THE HOLDER REASONABLY BELIEVES ARE QUALIFIED INSTITUTIONAL BUYERS THAT ARE REGISTERED CLOSED-END MANAGEMENT INVESTMENT COMPANIES, THE SHARES OF WHICH ARE TRADED ON A NATIONAL SECURITIES EXCHANGE, BANKS, ENTITIES THAT ARE 100% DIRECT OR INDIRECT SUBSIDIARIES OF BANKS' PUBLICLY TRADED PARENT HOLDING COMPANIES, INSURANCE COMPANIES, OR REGISTERED OPEN-END MANAGEMENT INVESTMENT COMPANIES; OR (C) A PERSON THAT THE ISSUER OF THE SECURITY HAS APPROVED IN WRITING TO BE THE HOLDER OF THE SECURITY AND (2) UNLESS THE PRIOR WRITTEN CONSENT OF THE ISSUER OF THE SECURITY AND HOLDERS OF MORE THAN 50% OF THE OUTSTANDING VMTP SHARES IS OBTAINED, NOT A DREYFUS PERSON (AS DEFINED IN THE PURCHASE AGREEMENT, DATED JULY 29, 2013, BETWEEN THE ISSUER OF THE SECURITY AND BANC OF AMERICA PREFERRED FUNDING CORPORATION), IF SUCH DREYFUS PERSON WOULD, AFTER SUCH SALE AND TRANSFER, OWN MORE THAN 20% OF THE OUTSTANDING VMTP SHARES.

7.           The Transferee has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Transferred Shares, and has so evaluated the merits and risks of such investment.  The Transferee is able to bear the economic risk of an investment in the Transferred Shares and, at the present time, is able to afford a complete loss of such investment.

8.           The Transferee is not purchasing the Transferred Shares as a result of any advertisement, article, notice or other communication regarding the Transferred Shares published in, nor was it offered the Transferred Shares by, any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to its knowledge, any other general solicitation or general advertisement.

9.           Other than consummating the purchase of the Transferred Shares, the Transferee has not directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with the Transferee, executed any other purchases of securities of the Fund which may be integrated with the proposed purchase of the Transferred Shares by the Transferee.

10.           The Transferee acknowledges that it has received a copy of the Purchase Agreement and Appendices thereto and agrees to abide by any obligations therein binding on a transferee of the VMTP Shares and the confidentiality obligations therein with respect to information relating to the Fund as if it were the Transferor.

11.           The Transferee acknowledges that it has received a copy of the Registration Rights Agreement and agrees to abide by any obligations therein binding on a transferee of the VMTP Shares.

12.           The Transferee acknowledges that it has been given the opportunity to obtain from the Fund the information referred to in Rule 144A(d)(4) under the Securities Act, and has either declined such opportunity or has received such information and has had access to and has reviewed all information, documents and records that it has deemed necessary in order to make an informed investment decision with respect to an investment in the Transferred Shares and that the Transferee understands the risk and other considerations relating to such investment.

13.           The Transferee acknowledges that it has sole responsibility for its own due diligence investigation and its own investment decision relating to the Transferred Shares.  The Transferee understands that any materials presented to the Transferee in connection with the purchase and sale of the Transferred Shares does not constitute legal, tax or investment advice from the Fund.  The Transferee has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with the purchase of the Transferred Shares.

14.           The Transferee acknowledges that each of Transferor and the Fund and their respective affiliates and others will rely on the acknowledgments, representations and warranties contained in this Transferee's Certificate as a basis for exemption of the sale of the Transferred Shares under the Securities Act, under the securities laws of all applicable states, and for other purposes. The Transferee agrees to promptly notify the Fund and the Transferor if any of the acknowledgments, representations or warranties set forth herein are no longer accurate.

15.           This Transferee's Certificate shall be governed by and construed in accordance with the laws of the State of New York.

16.           The Transferee agrees to provide, together with this completed and signed Transferee's Certificate, a completed and signed IRS Form W-9, Form W-8 or successor form, as applicable.

[Signature Page Follows.]

12.

The undersigned has provided a completed and signed IRS Form W-9, Form W-8 or successor form, as applicable, and has caused this Transferee's Certificate to be executed by its duly authorized representative as of the date set forth below.

Date: ______________________

Name of Transferee (use exact name in which Transferred Shares are to be registered):

__________________________________________

__________________________________________
Authorized Signature

__________________________________________
Print Name and Title

Address of Transferee for Registration of Transferred Shares:

__________________________________________

__________________________________________

__________________________________________

Transferee's taxpayer identification number:

__________________________________________

16.

EXHIBIT D-1

FACT SHEET INFORMATION EXAMPLE

[See Attached for an illustrative example.]

EXHIBIT D-2

CALCULATION OF THE EFFECTIVE LEVERAGE RATIO

AND THE MINIMUM ASSET COVERAGE EXAMPLE

The following is an example for illustrative purposes:

III.	IV.DMB
V. Managed Net Assets	VI.350,000,000
VII. Portfolio Market Value	VIII.345,000,000
IX. Preferred Outstanding	X.100,000,000
XI. TOB Floaters	XII.40,000,000
XIII. Total Leverage	XIV.140,000,000
XV. Defeased Preferred	XVI.0
XVII. 40 Act Coverage	XVIII.345%
XIX. Effective Leverage Ratio	XX.40.58%
XXI. Asset Coverage Minimum	XXII.225%
XXIII. Pass/Fail	XXIV.Pass
XXV. Effective Leverage Max	XXVI.50.00%
XXVII. Pass/Fail	XXVIII.Pass

EXHIBIT E

FORM OF FUNDING REQUEST NOTICE

[Date]

Banc of America Preferred Funding Corporation
One Bryant Park
1111 Avenue of the Americas, 9th Floor
New York, NY 10036
Attention:                      James E. Nacos
Thomas J. Visone
John Hiebendahl
Email:                                james.nacos@baml.com
thomas.visone@baml.com
john.hiebendahl@bankofamerica.com

We refer to the Variable Rate Muni Term Preferred Shares Purchase Agreement dated as of July 29, 2013 (the "Agreement") between Banc of America Preferred Funding Corporation (the "Purchaser") and Dreyfus Municipal Bond Infrastructure Fund, Inc. (the "Issuer") providing for the right of the Issuer to make a request for additional funding from the Purchaser on an Additional Funding Date for the purchase of VMTP Shares of the Issuer, in the amount set forth below.  Capitalized terms defined in the Agreement and used but not defined herein have the meanings given to them in the Agreement.

Pursuant to Section 2.1 of the Agreement, the Issuer hereby gives the Purchaser notice that the Issuer requests funding under the Agreement with the following specifications:

•           in the amount of:  $ __________________; and

•           on the Additional Funding Date ______________________, 2013.

The wire instructions are:

The Bank of New York Mellon

ABA#:  021000018

Account Name:  Dreyfus Municipal Bond Infrastructure Fund, Inc.

Account Number:  556543

Inst. ID:  80901

Agent #:  93034

Ref:  VMTP Payment

Dreyfus Municipal Bond Infrastructure Fund, Inc.

By:  ___________________________________
Name:
Title:

EXHIBIT F

ADDITIONAL REPRESENTATIONS AND WARRANTIES

(Given only as of the Effective Date)

1.           The VMTP Shares conform in all material respects to the descriptions thereof contained in the Offering Memorandum.

2.           Assuming compliance by the Purchaser of its representations, warranties, covenants and agreements in this Agreement, no registration of the VMTP Shares under the Securities Act is required.

3.           As of the Effective Date, the VMTP Shares will satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act, and no securities of the same class (within the meaning of Rule 144A(d)(3) under the Securities Act) as the VMTP Shares are listed on any national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.

4.           The Issuer has reasonable belief that the issuance of the VMTP Shares and subsequent transfers of the VMTP Shares will be limited to persons who are (1)(i) QIBs that are Closed End Funds, Banks, insurance companies or registered open-end management investment companies, in each case, in each case, pursuant to Rule 144A or another available exemption from registration under the Securities Act, in a manner not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act, (ii) tender option bond trusts in which all investors are QIBs that are Closed-End Funds, Banks, insurance companies or registered open-end management investment companies or (iii) other investors with the prior written consent of the Issuer and (2) unless the prior written consent of the Issuer and the Majority Participants has been obtained, not Dreyfus Persons if such Dreyfus Persons would, after such sale and transfer, own more than 20% of the Outstanding VMTP Shares.

5.           Neither the Issuer, nor any person acting on its behalf, has, directly or indirectly, made offers or sales of any security (as defined in the Securities Act), or solicited offers to buy any security, nor will it, directly or indirectly, make offers or sales of any security or solicit offers to buy any security under circumstances that would require the registration of the VMTP Shares under the Securities Act.

6.           The Issuer will ensure that any Bloomberg screen containing information about the VMTP Shares includes the following (or similar) language:

•           the "Note Box" on the bottom of the "Security Display" page describing the VMTP Shares will state: "Iss'd Under 144A."

•           the "Security Display" page will have flashing a red indicator "See Other Available Information."

•           the indicator will link to the "Additional Security Information" page, which will state that the securities "are being offered in reliance on the exemption from registration under Rule 144A of the Securities Act to persons who are qualified institutional buyers (as defined in Rule 144A under the Securities Act)."

7.           The Issuer will instruct The Depository Trust Company ("DTC") to take these or similar steps with respect to the VMTP Shares:

•           the DTC 20-character security descriptor and 48-character additional descriptor will indicate that sales are limited to QIBs.

8.           The Issuer has confirmed that CUSIP has established a "fixed field" attached to the CUSIP number for the VMTP Shares containing the "144A" indicator.

9.           The Issuer is duly registered under the 1940 Act as a closed-end management investment company; the Issuer has made all the filings with the SEC that it is required to make under the 1940 Act and the rules and regulations thereunder (the "1940 Act Rules and Regulations") (each such filing, a "1940 Act Document"); each 1940 Act Document complies in all material respects with the requirements of the 1940 Act and the 1940 Act Rules and Regulations, and each 1940 Act Document did not at the time of filing with the SEC include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

10.           Other than the pursuant to the Registration Rights Agreement, no holders of the VMTP Shares have rights to the registration of such VMTP Shares.

11.           The Issuer is not in violation or default of any provision of its Charter or the Articles Supplementary, or in material violation of (i) the terms of any material indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject or (ii) any material statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Issuer or any of its properties.

12.           The Issuer has not distributed and, prior to the Effective Date, will not distribute any written material in connection with the offer of the VMTP Shares other than the Offering Memorandum (including any amendments or supplements thereto) and copies of the Articles Supplementary, the Purchase Agreement and the Registration Rights Agreement.

13.           The Issuer maintains and will maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization and with the investment objectives, policies and restrictions of the Issuer and the applicable requirements of the 1940 Act, the 1940 Act Rules and Regulations and the Code; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States, to calculate net asset value, to maintain accountability for assets and to maintain material compliance with the books and records requirements under the 1940 Act and the 1940 Act Rules and Regulations; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Issuer employs "internal controls over financial reporting" (as such term is defined in Rule 30a-3 under the 1940 Act) and such internal controls over financial reporting are effective as required the 1940 Act and the 1940 Act Rules and Regulations.  The Issuer is not aware of any material weakness in its internal controls over financial reporting.

14.           The Issuer maintains "disclosure controls and procedures" (as such term is defined in Rule 30a-3 under the 1940 Act); such disclosure controls and procedures are effective as required under the 1940 Act and the 1940 Act Rules and Regulations.

15.           The Issuer has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in a violation of federal securities laws or in stabilization or manipulation of the price of any security of the Issuer to facilitate the sale of the VMTP Shares, and the Issuer is not aware of any such action taken or to be taken by any affiliates of the Issuer.

16.           Each of the Management Agreement, dated March 7, 2013, between the Issuer and the Investment Manager, the Custody Agreement, dated as of January 1, 2011, among various registered investment companies advised by the Investment Manager and The Bank of New York Mellon, and effective with respect to the Issuer as of February 20, 2013; and the Service Agreement for Transfer Agent Services, dated as of April 25, 2013, between the Issuer and Computershare Shareowner Services LLC and the Related Documents complies in all material respects with all applicable provisions of the 1940 Act, the 1940 Act Rules and Regulations, the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and the rules and regulations thereunder (the "Advisers Act Rules and Regulations") and the Management Agreement has been approved in accordance with Sections 15(a) and (c) of the 1940 Act.

17.           Except as set forth or incorporated by reference in the Offering Memorandum, no director of the Issuer is an "interested person" (as defined in the 1940 Act) of the Issuer.

18.           There are no transfer taxes or other similar fees or charges under federal law or the laws of any state, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Issuer of the VMTP Shares.

19.           There is and has been no failure on the part of the Issuer and any of the Issuer's directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

20.           The Issuer has adopted and implemented written policies and procedures reasonably designed to prevent violation of the Federal Securities Laws (as that term is defined in Rule 38a-1 under the 1940 Act) by the Issuer, including policies and procedures that provide oversight of compliance by each investment adviser and transfer agent of the Issuer.

21.           Assuming compliance by the Purchaser of its representations, warranties, covenants and agreements in this Agreement, the offer and sale of the VMTP Shares has been conducted in a manner by the Issuer and its agents so as not to violate any applicable federal securities laws, including the 1940 Act and the 1940 Act Rules and Regulations, the Advisers Act and the Advisers Act Rules and Regulations, or any applicable state laws.